Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-212164

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 29, 2016)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$750,000,000 Floating Rate Notes due 2019

US$750,000,000 1.500% Notes due 2019

US$300,000,000 1.875% Notes due 2021

US$700,000,000 2.375% Notes due 2027

Our US$750,000,000 aggregate principal amount of floating rate notes due 2019 (the “Floating Rate Notes”) will bear interest at a rate equal to Three-Month USD LIBOR (as defined herein) plus 0.46% per annum. Interest on the Floating Rate Notes is payable quarterly in arrears on January 21, April 21, July 21 and October 21 of each year. The first interest payment on the Floating Rate Notes will be made on January 21, 2017 in respect of the period from (and including) October 21, 2016 to (but excluding) January 21, 2017. The Floating Rate Notes will mature on October 21, 2019.

Our US$750,000,000 aggregate principal amount of notes due 2019 (the “2019 Notes”) will bear interest at a rate of 1.500% per annum, our US$300,000,000 aggregate principal amount of notes due 2021 (the “2021 Notes”) will bear interest at a rate of 1.875% per annum and our US$700,000,000 aggregate principal amount of notes due 2027 (the “2027 Notes”, and together with the 2019 Notes and the 2021 Notes, the “Fixed Rate Notes”) will bear interest at a rate of 2.375% per annum. Interest on the Fixed Rate Notes is payable semi-annually in arrears on April 21 and October 21 of each year. The first interest payment on the Fixed Rate Notes will be made on April 21, 2017 in respect of the period from (and including) October 21, 2016 to (but excluding) April 21, 2017. The 2019 Notes will mature on October 21, 2019, the 2021 Notes will mature on October 21, 2021 and the 2027 Notes will mature on April 21, 2027.

All references to the “Notes” are to the Floating Rate Notes, the 2019 Notes, the 2021 Notes and the 2027 Notes, collectively.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Floating Rate Notes			2019 Notes			2021 Notes			2027 Notes
	Per Note	Total		Per Note	Total		Per Note	Total		Per Note	Total
Public offering price	100.000%	US$	750,000,000	99.685%	US$	747,637,500	99.564%	US$	298,692,000	99.355%	US$	695,485,000
Underwriting discounts	0.300%	US$	2,250,000	0.300%	US$	2,250,000	0.300%	US$	900,000	0.300%	US$	2,100,000
Proceeds to us, before expenses	99.700%	US$	747,750,000	99.385%	US$	745,387,500	99.264%	US$	297,792,000	99.055%	US$	693,385,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) October 21, 2016.

Applications will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that such listing will be obtained for the Notes. The SGX-ST assumes no responsibility for the correctness of any statements made, opinions expressed or reports contained herein. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of The Depository Trust Company on or about October 21, 2016.

Joint Bookrunners and Lead Managers

ANZ Securities
BofA Merrill Lynch
CRÉDIT AGRICOLE CIB
Mizuho Securities
Morgan Stanley
Société Générale Corporate & Investment Banking
UBS

Joint Lead Manager

Samsung Securities Co., Ltd.

Co-Manager

KEXIM Bank (UK) Limited

Prospectus Supplement Dated October 13, 2016

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “￦” or “Won” are to the lawful currency of Korea and “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

Unless otherwise indicated, all references to “Floating Rate Notes” contained in this prospectus supplement are to the US$750,000,000 aggregate principal amount of floating rate notes due 2019, all references to “2019 Notes” are to the US$750,000,000 aggregate principal amount of 1.500% notes due 2019, all references to “2021 Notes” are to the US$300,000,000 aggregate principal amount of 1.875% notes due 2021, all references to “2027 Notes” are to the US$700,000,000 aggregate principal amount of 2.375% notes due 2027 and all references to “Fixed Rate Notes” are to the 2019 Notes, the 2021 Notes and the 2027 Notes, collectively. Unless otherwise indicated, all references to the “Notes” are to the Floating Rate Notes, the 2019 Notes, the 2021 Notes and the 2027 Notes, collectively.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated June 29, 2016. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-212164, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$750,000,000 aggregate principal amount of floating rate notes due October 21, 2019 (the “Floating Rate Notes”), US$750,000,000 aggregate principal amount of 1.500% notes due October 21, 2019 (the “2019 Notes”), US$300,000,000 aggregate principal amount of 1.875% notes due October 21, 2021 (the “2021 Notes”) and US$700,000,000 aggregate principal amount of 2.375% notes due April 21, 2027 (the “2027 Notes”, and together with the 2019 Notes and the 2021 Notes, the “Fixed Rate Notes”). All references to the “Notes” are to the Floating Rate Notes, the 2019 Notes, the 2021 Notes and the 2027 Notes, collectively.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Floating Rate Notes

The Floating Rate Notes will bear interest for each Interest Period (as defined herein) at a rate equal to Three-Month USD LIBOR plus 0.46% per annum, payable quarterly in arrears on January 21, April 21, July 21 and October 21 of each year. The first interest payment on the Floating Rate Notes will be made on January 21, 2017 in respect of the period from (and including) October 21, 2016 to (but excluding) January 21, 2017. Interest on the Notes will accrue from October 21, 2016 and will be computed on the basis of the actual number of days in the applicable Interest Period divided by 360.

Fixed Rate Notes

The 2019 Notes will bear interest at a rate of 1.500% per annum, the 2021 Notes will bear interest at a rate of 1.875% per annum and the 2027 Notes will bear interest at a rate of 2.375% per annum, in each case payable semi-annually in arrears on April 21 and October 21 of each year. The first interest payment on the Fixed Rate Notes will be made on April 21, 2017 in respect of the period from (and including) October 21, 2016 to (but excluding) April 21, 2017. Interest on the Fixed Rate Notes will accrue from October 21, 2016 and will be computed based on a 360-day year consisting of twelve 30-day months.

See “Description of the Notes—Payment of Principal and Interest.”

Listing

Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. Settlement of the Notes is not conditioned on obtaining the listing. There can be no assurance that such listing will be obtained for the Notes. The Notes will be traded on the SGX-ST in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies), for so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require. Accordingly, the Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000.

Form and settlement

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about October 21, 2016, which we expect will be the sixth business day following the date of this prospectus supplement, referred to as “T+6.” You should note that initial trading of the Notes may be affected by the T+6 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting

KEXIM Bank (UK) Limited, one of the underwriters, is our affiliate and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons. See “Underwriting—Relationship with the Underwriters.”

USE OF PROCEEDS

We will use the net proceeds from the sale of the Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 29, 2016. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Overview

As of June 30, 2016, we had ￦72,896 billion of outstanding loans, including ￦39,628 billion of outstanding export credits, ￦25,914 billion of outstanding overseas investment credits and ￦3,791 billion of outstanding import credits, as compared to ￦69,412 billion of outstanding loans, including ￦38,196 billion of outstanding export credits, ￦25,641 billion of outstanding overseas investment credits and ￦3,783 billion of outstanding import credits as of December 31, 2015.

Capitalization

As of June 30, 2016, our authorized capital was ￦15,000 billion and our capitalization was as follows:

	June 30, 2016(1)
	(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5):
Borrowings in Korean Won	￦	—
Borrowings in Foreign Currencies		5,175
Export-Import Financing Debentures		36,721

Total Long-term Debt	￦	41,896

Capital:
Paid-in Capital(6)	￦	9,378
Retained Earnings		1,085
Legal Reserve		329
Voluntary Reserve		1,217
Reserve for Bad Loan(7)		477
Unappropriated Retained Earnings		(938)
Capital Surplus		19
Other Components of Equity(8)		230

Total Capital	￦	10,712

Total Capitalization	￦	52,608

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since June 30, 2016.
(2)	We have translated borrowings in foreign currencies as of June 30, 2016 into Won at the rate of ￦1,164.7 to US$1.00, which was the market average exchange rate as announced by the Seoul Monetary Brokerage Services Ltd., on June 30, 2016.
(3)	As of June 30, 2016, we had contingent liabilities totaling ￦64,141 billion, which consisted of ￦55,840 billion under confirmed guarantees and ￦8,301 billion under unconfirmed guarantees issued on behalf of our clients.
(4)	As of June 30, 2016, we had entered into 435 interest rate related derivative contracts with a notional amount of ￦28,571 billion and 466 currency related derivative contracts with a notional amount of ￦26,152 billion in accordance with our policy to hedge interest rate and currency risks.

(5)	All of our borrowings, whether domestic or international, are unsecured and unguaranteed.
(6)	As of June 30, 2016, authorized ordinary share capital was ￦15,000 billion and issued fully-paid ordinary share capital was ￦9,378 billion. See “—Business—Government Support and Supervision.”
(7)	If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Supervisory Regulation of Banking Business, we reserve such difference as the regulatory reserve for bad loans. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2016 and 2015—Note 23.”
(8)	See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the six months ended June 30, 2016 and 2015—Note 22.”

Business

Government Support and Supervision

In June 2016, the Government, through The Korea Development Bank, contributed ￦500 billion in the form of shares of Korea Aerospace Industries Ltd. to our capital. As of June 30, 2016, our paid-in capital was ￦9,378 billion compared to ￦8,878 billion as of December 31, 2015.

Selected Financial Statement Data

You should read the following financial statement data together with our separate financial statements and notes included in this prospectus supplement. The following tables present selected separate financial information for the six months ended June 30, 2016 and 2015 and as of June 30, 2016 and December 31, 2015, which has been derived from our unaudited separate K-IFRS financial statements as of and for the six months ended June 30, 2016 and 2015 included in this prospectus supplement:

	Six Months Ended June 30,
	2016		2015
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	￦	1,083	￦	888
Total Interest Expense		680		602
Net Interest Income (Expenses)		403		287
Operating Income		(1,235)		55
Income before Income Tax		(1,239)		60
Income Tax Benefit (Expense)		301		(24)
Net Income		(938)		36

	As of June 30, 2016 (unaudited)		As of December 31, 2015
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	￦	72,896	￦	69,412
Total Borrowings(2)		68,483		65,197
Total Assets		84,470		81,890
Total Liabilities		73,758		70,864
Total Shareholders’ Equity(3)		10,712		11,026

(1)	Gross amount, which includes bills bought, foreign exchange bought, call loans, inter-bank loans in foreign currency advance for customers and others and before deducting valuation adjustment of loans in foreign currencies, allowance for loan losses and deferred loan origination fees.
(2)	Includes debentures.

For the six months ended June 30, 2016, we had net loss of ￦938 billion compared to net income of ￦36 billion for the six months ended June 30, 2015. The principal factors for the net loss of ￦938 billion in the first half of 2016 compared to the net income of ￦36 billion in the corresponding period of 2015 included:

•

an increase in impairment loss on guarantees to ￦788 billion in the six months ended June 30, 2016 from ￦48 billion in the corresponding period of 2015, primarily due to a deterioration in credit quality with respect to guarantees extended to certain borrowers (including Daewoo Shipbuilding & Marine Engineering (“DSME”) and STX Offshore & Shipbuilding Co., Ltd.); and

•

an increase in impairment loss on loans to ￦836 billion in the six months ended June 30, 2016 from ￦363 billion in the corresponding period of 2015, primarily due to downgrading the classification of our exposure to (i) DSME from normal to precautionary, following our evaluation of DSME’s financial condition (including a significant increase in its liabilities) and operating results (including a significant amount of operating loss) and (ii) STX Offshore & Shipbuilding from substandard to estimated loss, following its filing for court receivership in June 2016.

The above factors were partially offset by an increase in net interest income to ￦403 billion in the six months ended June 30, 2016 from ￦287 billion in the corresponding period of 2015, primarily due to an increase in interest income resulting from increased Loan Credits as well as the positive effect on interest expense resulting from a decrease in average interest rate on debentures.

As of June 30, 2016, our total assets increased by 3% to ￦84,470 billion from ￦81,890 billion as of December 31, 2015, primarily due to a 5% increase in Loan Credits to ￦72,896 billion as of June 30, 2016 from ￦69,412 billion as of December 31, 2015.

As of June 30, 2016, our total liabilities increased by 4% to ￦73,758 billion from ￦70,864 billion as of December 31, 2015. The increase in liabilities was primarily due to a 12% increase in debentures to ￦59,540 billion as of June 30, 2016 from ￦53,240 billion as of December 31, 2015, which more than offset a 25% decrease in borrowings to ￦8,943 billion as of June 30, 2016 from ￦11,958 billion as of December 31, 2015.

The increase in assets and liabilities was primarily due to an increase in the volume of loans and debt, respectively. The appreciation of the Won against the U.S. dollar as of June 30, 2016 compared to December 31, 2015 partially offset the effect of the increase in the volume of loans and debt, as a majority of our assets and liabilities consisted of foreign currency loans and debt (including a significant percentage in U.S. dollar).

As of June 30, 2016, our total shareholders’ equity decreased by 3% to ￦10,712 billion from ￦11,026 billion as of December 31, 2015, primarily due to a decrease in retained earnings to ￦1,085 billion as of June 30, 2016 from ￦2,028 billion as of December 31, 2015, which more than offset an increase in paid-in capital to ￦9,378 billion as of June 30, 2016 from ￦8,878 billion as of December 31, 2015.

Operations

Loan Operations

In the first half of 2016, we provided total loans of ￦28,770 billion, a decrease of 5% from the corresponding period of 2015.

Export Credits

As of June 30, 2016, export credits in the amount of ￦39,628 billion represented 54% of our total outstanding Loan Credits. Our disbursements of export credits amounted to ￦18,102 billion in the first half of 2016, a decrease of 7% from the corresponding period of 2015, which was mainly due to a decrease in demand for loan financing from domestic exporters. The depreciation of the Won against the U.S. dollar as of June 30, 2016 compared to June 30, 2015 partially offset the effect of the decrease in the volume of export credits in the first half of 2016, as a majority of our export credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Overseas Investment Credits

As of June 30, 2016, overseas investment credits amounted to ￦25,914 billion, representing 36% of our total outstanding Loan Credits. Our disbursements of overseas investment credits in the first half 2016 increased by 7% to ￦7,534 billion from the corresponding period of 2015, primarily due to increased demand for overseas investment and business facilitation credits. The depreciation of the Won against the U.S. dollar as of June 30, 2016 compared to June 30, 2015 magnified the effect of the increase in the volume of overseas investment credits in the first half of 2016, as a majority of our overseas investment credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Import Credits

As of June 30, 2016, import credits in the amount of ￦3,791 billion represented 5% of our total outstanding Loan Credits. Our disbursements of import credits amounted to ￦3,133 billion in the first half of 2016, a decrease of 19% over the corresponding period of 2015, which was mainly due to a decrease in demand for financing for raw materials used for export and domestic consumption. The depreciation of the Won against the U.S. dollar as of June 30, 2016 compared to June 30, 2015 partially offset the effect of the decrease in the volume of import credits in the first half of 2016, as a significant portion of our import credits consisted of foreign currency credits (including a significant percentage in U.S. dollars).

Guarantee Operations

Guarantee commitments as of June 30, 2016 decreased to ￦64,141 billion from ￦68,714 billion as of December 31, 2015. Guarantees we had confirmed as of June 30, 2016 decreased to ￦55,840 billion from ￦57,096 billion as of December 31, 2015.

For further information regarding our guarantee and letter of credit operations, see “Notes to Separate Financial Statements of June 30, 2016 and 2015—Note 36”.

Description of Assets and Liabilities

Total Credit Exposure

The following table sets out our Credit Exposure as of June 30, 2016, categorized by type of exposure extended:

		June 30, 2016
		(billions of Won, except for percentages)
A	Loans in Won	￦	16,220	13%
B	Loans in Foreign Currencies		52,269	41
C	Loans (A+B)		68,489	54
D	Other Loans(1)		4,406	3
E	Loan Credits (C+D)		72,896	58
F	Allowances for Possible Loan Losses		(2,573)	(2)
G	Loan Credits including PVD (E-F)		70,323	56
H	Guarantees		55,840	44
I	Credit Exposure (G+H)	￦	126,163	100%

(1)	Includes call loans, inter-bank loans, other loans.

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits (including call loans and inter-bank loans in foreign currency) as of June 30, 2016, categorized by geographic area(1)(2):

	June 30, 2016(1)		As % of June 30, 2016 Total
	(billions of Won, except for percentages)
Asia(2)	￦	52,638	72%
Europe		5,482	8
America		10,473	14
Africa		4,302	6

Total	￦	72,896	100%

(1)	For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.
(2)	Includes Australia.

Individual Exposure

As of June 30, 2016, our largest Credit Exposure was to Daewoo Shipbuilding & Marine Engineering (“DSME”) in the amount of ￦9,621 billion, an increase from ￦8,990 billion as of December 31, 2015, primarily due to the extension of new loans.

As of June 30, 2016, our second and third largest Credit Exposures were to Hyundai Heavy Industries in the amount of ￦5,177 billion and to Samsung Heavy Industries in the amount of ￦4,962 billion.

The following table sets out our five largest Credit Exposures as of June 30, 2016(1):

Rank	Name of Borrower	Loans		Guarantees		Total
		(billions of Won)
1	Daewoo Shipbuilding & Marine Engineering	￦	2,307	￦	7,314	￦	9,621
2	Hyundai Heavy Industries		1,610		3,567		5,177
3	Samsung Heavy Industries		1,310		3,652		4,962
4	GS Engineering & Construction		632		2,208		2,840
5	Hanwha Engineering & Construction		49		2,712		2,761

(1)	Excludes loans and guarantees extended to affiliates.

Source: Internal accounting records.

In recent years, DSME, one of the largest shipbuilding and offshore construction companies in Korea, suffered from financial difficulties primarily due to significant losses incurred in connection with the construction of offshore plants resulting from a prolonged slowdown in the global shipbuilding industry. In October 2015, we announced that we, along with The Korea Development Bank, plan to provide financial support to DSME, including provision of liquidity support of up to ￦4.2 trillion.

In addition, we have Credit Exposures to a number of financially troubled Korean companies including STX Offshore & Shipbuilding and Sungdong Shipbuilding & Marine Engineering Co., Ltd. STX Offshore & Shipbuilding had been in voluntary out-of-court debt restructuring since 2013 and filed for court receivership in

June 2016. Sungdong Shipbuilding & Marine Engineering suffered from financial difficulties, primarily due to a prolonged slowdown in the global shipbuilding industry and has been in voluntary out-of-court debt restructuring since 2010. We are the main creditor bank of Sungdong Shipbuilding & Marine Engineering.

As of June 30, 2016, our exposure to STX Offshore & Shipbuilding and Sungdong Shipbuilding & Marine Engineering amounted to ￦2,239 billion and ￦900 billion, respectively.

Asset Quality

Asset Classifications

The following table provides information on our asset quality and loan loss reserves as of June 30, 2016:

	As of June 30, 2016
	Loan Amount(1)		Loan Loss Reserve(2)
Normal	￦	109,179	￦	785
Precautionary		10,727		828
Sub-standard		2,467		671
Doubtful		1,724		874
Estimated Loss		1,251		1,242

Total	￦	125,347	￦	4,401

(1)	These figures include loans (excluding interbank loans and call loans), domestic usance, bills bought, foreign exchange bought, advances for customers, and confirmed acceptances and guarantees.
(2)	These figures include present value discount.

Reserves for Credit Losses

As of June 30, 2016, the amount of our non-performing assets was ￦2,997 billion, an increase of 56% from ￦1,920 billion as of December 31, 2015. As of June 30, 2016, our non-performing asset ratio was 2.4%, compared to 1.5% as of December 31, 2015.

We cannot provide any assurance that our current level of exposure to non-performing assets will not increase in the future or that any of our borrowers (including our largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

The following table sets forth information regarding our loan loss reserves as of June 30, 2016:

June 30, 2016
(billions of Won, except for percentages)
Loan Loss Reserve (A)	￦ 4,401
NPA (B)(1)	2,997
Total Equity (C)	10,712
Reserve to NPA (A/B)	146%
Equity at Risk (B-A)/C	—

(1)	Non-performing assets, which are defined as (a) assets classified as doubtful and estimated loss, (b) assets for which principal or interest payments are delinquent by more than 3 months or (c) assets exempted from interest payments due to restructuring or rescheduling.

Source: Internal accounting records.

Investments

As of June 30, 2016, our total investment in securities amounted to ￦7,423 billion, representing 9% of our total assets.

The following table sets out the composition of our investment securities as of June 30, 2016:

Type of Investment Securities	Amount		%
	(billions of Won)
Available-for-Sale Securities	￦	6,635	89%
Held-to-Maturity Securities		108	2
Investments in Associates and Subsidiaries		680	9

Total	￦	7,423	100%

For further information relating to the classification guidelines and methods of valuation of our financial instruments (including securities), see “Notes to Separate Financial Statements of June 30, 2016 and 2015—Note 5”.

Guarantees and Acceptances and Contingent Liabilities

As of June 30, 2016, we had issued a total amount of ￦55,840 billion in confirmed guarantees and acceptances, of which ￦46,663 billion, representing 84% of the total amount, was classified as normal and ￦7,754 billion, representing 14% of the total amount, was classified as precautionary, and ￦1,423 billion, representing 3% of the total amount, was classified as substandard or below.

Derivatives

As of June 30, 2016, our outstanding loans made at floating rates of interest totaled approximately ￦50,380 billion, whereas our outstanding borrowings made at floating rates of interest totaled approximately ￦56,470 billion, including those raised in Australian dollar, Swiss franc, Hong Kong dollar, Brazil real, Saudi riyal, Czech koruna and Euro and swapped into U.S. dollar floating rate borrowings. As of June 30, 2016, we had entered into 466 currency related derivative contracts with a notional amount of ￦26,152 billion and had entered into 435 interest rate related derivative contracts with a notional amount of ￦28,571 billion. See “Notes to Separate Financial Statements of June 30, 2016 and 2015—Note 20”.

Sources of Funding

We raised a net total of ￦31,222 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during the first half of 2016, a decrease of 10% from ￦34,809 billion in the corresponding period of 2015. The total loan repayments, including prepayments by our clients, during the first half of 2016 amounted to ￦26,547 billion, an increase of 0.2% from ￦26,485 billion during the corresponding period of 2015.

As of June 30, 2016, we had no outstanding borrowings from the Government. We issued Won-denominated domestic bonds in the aggregate amount of ￦6,160 billion during the first half of 2016.

During the first half of 2016, we issued eurobonds in the aggregate principal amount of US$2,668 million in various types of currencies under our existing global medium term notes program, a 16% decrease from US$3,173 million in the corresponding period of 2015. In addition, we issued global bonds during the first half of 2016 in the aggregate amount of US$2,900 million under our U.S. shelf registration statement (the “U.S. Shelf Program”) compared with US$3,450 million in the corresponding period of 2015. As of June 30, 2016, the outstanding amounts of our notes and debentures were US$32,306 million, JPY 1,553 million, HKD 807 million,

MYR 315 million, BRL 1,236 million, EUR 4,246 million, MXN 234 million, THB 723 million, CHF 303 million, AUD 2,370 million, INR 63 million, CNY 1,743 million, IDR 464 million, PEN 96 million, TRY 183 million, TWD 21 million, NZD 461 million, SAR 201 million, ZAR 6 million, RUB 22 million, NOK 460 million, CZK 35 million, GBP 818 million, CAD 288 million and SGD 341 million.

We also borrow from foreign financial institutions in the form of loans that are principally made bilaterally or by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from three to five years. As of June 30, 2016, the outstanding amount of such borrowings from foreign financial institutions was US$3,000 million.

As of June 30, 2016, our total paid-in capital amounted to ￦9,378 billion, and the Government, The Bank of Korea and Korea Development Bank owned 70.0%, 12.4% and 17.6%, respectively, of our paid-in capital.

As of June 30, 2016, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), which was ￦68,483 billion, was equal to 20% of the authorized amount of ￦342,016 billion.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of June 30, 2016:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2016		2017		2018		2019		Thereafter
	(billions of won)
Won	￦	5,960	￦	4,610	￦	—	￦	—	￦	1,010
Foreign(2)		7,437		9,630		7,008		7,233		26,107

Total Won Equivalent	￦	13,397	￦	14,240	￦	7,008	￦	7,233	￦	27,117

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on June 30, 2016, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of June 30, 2016, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$5,235 million, US$5,615 million and US$4,888 million, respectively. As of June 30, 2016, our total foreign currency liabilities exceeded our total foreign currency assets by US$469 million.

Capital Adequacy

As of June 30, 2016, our capital adequacy ratio, on a consolidated basis, was 9.7%, a decrease from 10.0% as of December 31, 2015, which was primarily due to a decrease in retained earnings.

The following table sets forth our capital base and capital adequacy ratios (on a consolidated basis) reported as of June 30, 2016:

June 30, 2016
(billions of Won, except for percentages)
Tier I	￦ 10,051
Paid-in Capital	9,378
Retained Earnings(1)	472
Accumulated other comprehensive income	229
Common shares issued by consolidated subsidiaries of the bank and held by third parties	3
Deductions from Tier I Capital	(31)
Capital Adjustments	—
Deferred Tax Asset	—
Others	(31)
Tier II (General Loan Loss Reserves)	1,439
Total Capital	11,490
Risk Adjusted Assets	118,654
Capital Adequacy Ratios
Tier I common equity	8.5%
Tier 1	8.5%
Tier I and Tier II	9.7%

(1)	Net amount after deducting regulatory reserve for bad loans.

Source: Internal accounting records.

Financial Statements and the Auditors

Our interim separate financial statements as of June 30, 2016 and December 31, 2015 and for the six months ended June 30, 2016 and 2015 appearing in this prospectus supplement were prepared in conformity with Korean IFRS, as summarized in Note 2 of the notes to our separate financial statements included in this prospectus supplement.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016, AND DECEMBER 31, 2015

	Korean won
	June 30, 2016		December 31, 2015
	(In millions)
ASSETS:
Cash and due from financial institutions (Notes 4, 5 and 7)	￦	2,345,869	￦	4,884,110
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 5, 8 and 20)		1,597,050		1,447,444
Hedging derivative assets (Notes 4, 5 and 20)		885,771		282,924
Loans (Notes 4, 5, 10 and 37)		69,958,161		66,634,042
Financial investments (Notes 4, 5 and 9)		6,742,928		5,945,250
Investments in associates and subsidiaries (Note 11)		679,632		679,325
Tangible assets, net (Note 12)		267,420		271,498
Intangible assets, net (Note 13)		31,384		28,539
Deferred tax assets		1,005,612		743,777
Other assets (Notes 4, 5, 14 and 37)		956,103		972,987

	￦	84,469,930	￦	81,889,896

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Financial liabilities at FVTPL (Notes 4, 5 and 20)	￦	448,913	￦	807,231
Hedging derivative liabilities (Notes 4, 5 and 20)		1,705,168		2,614,828
Borrowings (Notes 4, 5 and 15)		8,943,486		11,957,572
Debentures (Notes 4, 5 and 16)		59,539,738		53,239,616
Provisions (Note 17)		1,239,480		393,337
Retirement benefit obligation, net (Note 18)		55,713		47,788
Other liabilities (Notes 4, 5, 19 and 37)		1,825,698		1,803,626

		73,758,196		70,863,998

SHAREHOLDERS’ EQUITY:
Capital stock (Note 21)	￦	9,378,055	￦	8,878,055
Capital surplus		18,854		—
Other components of equity (Notes 20 and 22)		230,282		119,980
Retained earnings (Note 23) (Regulatory reserve for bad loans as of June 30, 2016, and December 31, 2015: ￦476,882 million and ￦572,420 million)		1,084,543		2,027,863

		10,711,734		11,025,898

	￦	84,469,930	￦	81,889,896

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Korean won
	Six months ended June 30, 2016		Six months ended June 30, 2015
	(In millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	￦	1,082,633	￦	888,487
Interest expenses		(680,081)		(601,901)

		402,552		286,586

Net commission income (Notes 25 and 37):
Commission income		199,499		177,107
Commission expenses		(4,713)		(3,276)

		194,786		173,831

Dividend income (Note 26)		21,583		15,229
Gain (loss) on financial assets at FVTPL (Note 27)		245,751		(236,582)
Gain (loss) on hedging derivative assets (Notes 20 and 28)		1,151,966		(695,970)
Gain (loss) on financial investments (Note 29)		1,014		(42,664)
Gain (loss) on foreign exchange transaction		(477,168)		921,506
Other operating income (expenses) (Note 30)		(866,530)		67,627
Impairment loss on credit (Note 31)		(1,792,215)		(329,466)
General and administrative expenses (Note 32)		(116,966)		(105,517)

Total operating income (loss)		(1,235,227)		54,580

NON-OPERATING INCOME (EXPENSES) (Note 33):
Net gain on investments in associates and subsidiaries		4,090		8,057
Net other non-operating expenses		(8,048)		(2,677)

		(3,958)		5,380

INCOME (LOSS) BEFORE INCOME TAX		(1,239,185)		59,960
INCOME TAX BENEFITS (EXPENSES) (Note 34)		301,253		(24,267)

NET INCOME (LOSS)		(937,932)		35,693

(Adjusted income (loss) after reserve for bad loans for the six months ended June 30, 2016 and 2015: ￦(1,129,507) million and ￦2,126 million) (Note 23)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD (Note 22)
Items not reclassified subsequently to profit or loss:		—		—

Items reclassified subsequently to profit or loss:
Valuation on available-for-sale (“AFS”) securities		146,851		2,672
Cash flow hedging gains or losses		(1,332)		1,078
Income tax effect		(35,217)		(906)

		110,302		2,844

TOTAL COMPREHENSIVE INCOME (LOSS)	￦	(827,630)	￦	38,537

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

					Other components of equity
	Capital stock		Capital surplus		Valuation on AFS securities		Cash flow hedging gains or losses		Remeasurement elements of defined benefit plans		Retained earnings		Total
	(Korean won in millions)
January 1, 2015	￦	7,748,055	￦	—	￦	116,276	￦	(2,062)	￦	(3,212)	￦	2,021,095	￦	9,880,152
Dividends		—		—		—		—		—		(15,190)		(15,190)
Paid-in capital increase		40,000		—		—		—		—		—		40,000
Net income		—		—		—		—		—		35,693		35,693
Other comprehensive income:
Gain on valuation of AFS securities, net of tax		—		—		2,026		—		—		—		2,026
Gain on valuation of cash flow hedge, net of tax		—		—		—		818		—		—		818

June 30, 2015	￦	7,788,055	￦	—	￦	118,302	￦	(1,244)	￦	(3,212)	￦	2,041,598	￦	9,943,499

January 1, 2016	￦	8,878,055	￦	—	￦	116,369	￦	(131)	￦	3,742	￦	2,027,863	￦	11,025,898
Dividends		—		—		—		—		—		(5,388)		(5,388)
Paid-in capital increase		500,000		18,854		—		—		—		—		518,854
Net loss		—		—		—		—		—		(937,932)		(937,932)
Other comprehensive income:
Gain on valuation of AFS securities, net of tax		—		—		111,311		—		—		—		111,311
Loss on valuation of cash flow hedge, net of tax		—		—		—		(1,009)		—		—		(1,009)

June 30, 2016	￦	9,378,055	￦	18,854	￦	227,680	￦	(1,140)	￦	3,742	￦	1,084,543	￦	10,711,734

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Korean won
	Six months June 30, 2016		Six months June 30, 2015
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	￦	(937,932)	￦	35,693

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Income tax expense (benefit)		(301,253)		24,267
Interest income		(1,082,633)		(888,487)
Interest expenses		680,081		601,901
Dividend income		(21,583)		(15,228)
Dividend received from subsidiaries and associates		(7,999)		(8,057)
Loss on financial assets held for trading		1,180		277
Loss on AFS financial assets		3,465		50,549
Transfer to derivatives’ credit risk provision		32,303		12,228
Loss on foreign exchange transactions		1,489,137		662,511
Impairment loss on credit		1,792,216		329,465
Impairment loss of investments in subsidiaries and associates		3,910		—
Loss on fair value hedged items		882,368		95,699
Depreciation and amortization		9,663		5,504
Loss on disposals of tangible, intangible and other assets		1		2
Impairment loss on intangible assets		538		—
Loss on valuation of derivative assets		305,246		1,083,988
Retirement benefits		6,157		6,563
Loss on redemption of debentures		10		—
Provision for others		16,316		—
Gain on financial assets held for trading		(12,185)		(13,107)
Gain on AFS financial assets		(4,479)		(7,885)
Reversal of derivatives’ credit risk provision		(14,188)		(10,091)
Gain on foreign exchange transactions		(1,011,969)		(1,584,018)
Gain on fair value hedged items		(52,317)		(167,106)
Gain on valuation of derivative assets		(1,599,383)		(180,054)
Gain on disposals of tangible assets, intangible assets and other assets		(33)		(32)

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in due from financial institutions		1,502,441		(240,990)
Net increase in financial assets at FVTPL		(307,250)		(153,628)
Net increase in hedging derivative net assets		(418,835)		(441,590)
Net increase in loans		(4,622,151)		(1,557,639)
Net decrease (increase) in other assets		9,313		(43,800)
Net increase in provisions		68,783		70,609
Net increase (decrease) in net defined benefit liability		1,768		(419)
Net decrease in other liabilities		(171,657)		(1,452,891)
Net decrease in other provisions		(1,120)		—

Payment (refund) of income tax		5,324		(268,262)
Interest income received		1,018,541		9,778
Interest expense paid		(582,805)		(602,075)
Dividend income received		29,582		23,285

Net cash used in operating activities		(3,291,429)		(4,623,040)

(Continued)

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS—(CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Korean won
	Six months June 30, 2016		Six months June 30, 2015
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of AFS and held-to-maturity (“HTM”) financial assets	￦	187,538	￦	204,354
Receipt of state aid		—		17
Disposals of tangible assets		33		50
Increase in import guarantee deposits		—		50
Acquisitions of AFS and HTM financial assets		(290,372)		(366,446)
Investments in subsidiaries and associates		(4,217)		—
Acquisitions of tangible assets		(3,158)		(1,071)
Acquisitions of intangible assets		(5,811)		(2,576)

Net cash used in investing activities		(115,987)		(165,622)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in call money		—		30,000
Increase in borrowings		4,674,094		6,716,940
Proceeds from debentures		12,628,446		13,489,452
Paid-in capital increase		—		40,000
Decrease in borrowings		(7,419,187)		(5,732,841)
Repayment of debentures		(7,523,494)		(9,811,231)
Net decrease in call money		(103,923)		—
Payment of dividends		(5,388)		(15,189)

Net cash provided by financing activities		2,250,548		4,717,131

NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,156,868)		(71,531)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD		2,455,307		1,336,284
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON DUE FROM FINANCIAL INSTITUTIONS		121,329		5,269

CASH AND CASH EQUIVALENTS, END OF THE PERIOD (Note 35)	￦	1,419,768	￦	1,270,022

(Concluded)

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2016, AND DECEMBER 31, 2015,

AND FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

1. GENERAL:

(1) Summary of The Export-Import Bank of Korea

The Export-Import Bank of Korea (the “Bank” or the “Company”) was established in 1976 as a special financial institution under The Export-Import Bank of Korea Act (the “EXIM Bank Act”) to grant financial facilities for overseas trade (i.e., export and import), investments and resources development activities. As of June 30, 2016, the Bank operates 10 domestic branches, three domestic offices, four overseas subsidiaries and 22 overseas offices.

The Bank’s authorized capital is ￦15,000,000 million, and through numerous capital increases since the establishment, its paid-in capital is ￦9,378,055 million as of June 30, 2016. The Government of the Republic of Korea (the “Government”), the Bank of Korea (“BOK”) and the Korea Development Bank hold 69.95%, 12.42% and 17.63%, respectively, of the ownership of the Bank as of June 30, 2016.

The Bank, as a trustee of the Government, has managed the Economic Development Cooperation Fund (“EDCF”) since June 1987 and the Inter-Korean Cooperation Fund (“IKCF”) since March 1991. These funds are accounted for separately and are not included in the Bank’s separate financial statements. The Bank receives fees from the Government for the trustee services.

(2) Summary of subsidiaries and associates

1) Subsidiaries of the Bank as of June 30, 2016, and December 31,2015, are as follows (Korean won in millions):

(June 30, 2016)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	June. 30, 2016
KEXIM Vietnam Leasing Co (*)	Vietnam	USD 13 mil.	Finance	—	100.00	June. 30, 2016
PT.KOEXIM Mandiri Finance	Indonesia	IDR 52,000 mil.	Finance	442	85.00	June. 30, 2016
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	June. 30, 2016

(*)	This entity does not issue share certificates.

(December 31, 2015)

Subsidiaries	Location	Capital stock	Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
KEXIM Bank UK Limited	United Kingdom	GBP 20 mil.	Finance	20,000,000	100.00	Dec. 31, 2015
KEXIM Vietnam Leasing Co (*)	Vietnam	USD 13 mil.	Finance	—	100.00	Dec. 31, 2015
PT.KOEXIM Mandiri Finance	Indonesia	IDR 52,000 mil.	Finance	442	85.00	Dec. 31, 2015
KEXIM Asia Limited	Hong Kong	USD 30 mil.	Finance	30,000,000	100.00	Dec. 31, 2015

(*)	This entity does not issue share certificates.

2) Associates of the Bank as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

Associates	Location	Capital stock		Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Korea Asset Management Corp	Korea	KRW	860,000	Financial service	44,482,396	25.86	June. 30, 2016
Credit Guarantee and Investment Fund	Philippines	USD	700 mil.	Financial service	100,000,000	14.28	Mar. 31, 2016
Korea Marine Guarantee Inc.	Korea	KRW	124,772	Financial service	9,999,999	40.07	June. 30, 2016
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd.	Korea	KRW	1,319,376	Shipbuilding	93,294,100	70.71	June. 30, 2016
DAESUN Shipbuilding & Engineering Co, Ltd.	Korea	KRW	7,730	Shipbuilding	1,040,000	67.27	June. 30, 2016
EQP Global Energy Infrastructure PEF	Korea	KRW	1,235	Financial service	279,610,108	22.64	June. 30, 2016
KTB Newlake Global Healthcare PEF	Korea	KRW	810	Financial service	202,500,000	25.00	June. 30, 2016

(December 31, 2015)

Associates	Location	Capital stock		Main business	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Korea Asset Management Corp	Korea	KRW	860,000	Financial service	44,482,396	25.86	Dec. 31, 2015
Credit Guarantee and Investment Fund	Philippines	USD	700 mil.	Financial service	100,000,000	14.28	Sep. 30, 2015
Korea Marine Guarantee Inc.	Korea	KRW	124,772	Financial service	9,999,999	40.07	Dec. 31, 2015
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd.	Korea	KRW	1,319,376	Shipbuilding	93,294,100	70.71	Sep. 30, 2015
DAESUN Shipbuilding & Engineering Co, Ltd.	Korea	KRW	7,730	Shipbuilding	1,040,000	67.27	Sep. 30, 2015
EQP Global Energy Infrastructure PEF	Korea	KRW	770	Financial service	174,342,047	22.64	Dec. 31, 2015

2. SEPARATE FINANCIAL STATEMENT PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of condensed separate financial statement preparation

The Bank’s condensed separate financial statements for the six months ended June 30, 2016 and 2015, are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting, and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2015, for the understanding of the accompanying interim separate financial statements.

The Bank’s accounting policies applied for the accompanying condensed interim separate financial statements are the same as the policies applied for the preparation of separate financial statements as of and for the year ended December 31, 2015, except for the effects from the introduction of new and revised accounting standards or interpretations as described below.

1) Accounting standards and interpretations that were newly applied for the six months ended June 30, 2016, and changes in the Bank’s accounting policies are as follows:

Amendments to K-IFRS 1001—Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1016—Property, Plant and Equipment

The amendments to K-IFRS 1016 prohibit the Company from using a revenue-based depreciation method for items of property, plant and equipment. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1038—Intangible Assets

The amendments to K-IFRS 1038 do not allow presumption that revenue is an appropriate basis for the amortization of intangible assets, which presumption can only be rebutted when the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1110—Consolidated Financial Statements & K-IFRS 1112 Disclosure of interests in other entities & K-IFRS 1028 Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1111—Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Annual Improvements to K-IFRS 2012-2014 cycle

The annual improvements include amendments to a number of K-IFRSs. The amendments introduce specific guidance in K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa); such a change is considered as a continuation of the original plan of disposal, and not as a change to a plan of sale. Other amendments in the annual improvements include K-IFRS 1107 Financial Instruments: Disclosures, K-IFRS 1019 Employee Benefits, and K-IFRS 1034 Interim Financial Reporting. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

Amendments to K-IFRS 1027—Separate Financial Statements

The following amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The amendments have no significant impact on the disclosure in the Bank’s separate financial statements.

2) The Bank has not applied or adopted earlier the following new and revised K-IFRS that have been issued, but are not yet effective:

Amendments to K-IFRS 1109—Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039—Financial instruments: Recognition and Measurement. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115—Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011—Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113—Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118—Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is currently reviewing the impact from the amendments and enactments listed above on its separate financial statements.

(2) Functional Currency

Items included in the separate financial statements of each entity in the Bank are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

3. SIGNIFICANT ESTIMATES AND JUDGMENTS:

The preparation of separate financial statements requires the application of accounting policies, especially certain critical accounting estimates and assumptions that may have a significant impact on assets (liabilities) and income (expenses). The management’s estimate of outcome may differ from an actual outcome if the management’s estimate and assumption based on its best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both. Significant judgments are the same as the annual consolidated financial statements for the year ended December 31, 2015.

4. RISK MANAGEMENT:

4-1. Summary

(1) Overview of Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, interest risk, credit concentration risk, strategy/reputational risk, outsourcing risk, settlement risk and others. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks.

The Bank’s risk management system focuses on increasing transparency, developing risk management environment and preemptive response to risk due to rapid changes in financial environment to support the Bank’s long-term strategy and business decision efficiently.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

(2) Risk Management Group

1) Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the board of directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

2) Risk Management Council

The Risk Management Council is a consultative group that reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

3) Risk Management Practices Committee

The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council. It performs practical work process relating to risk management plan, including targeted Bank for International Settlements (“BIS”) ratio, risk management strategy, risk measurement, risk analysis, economic capital limit and others.

4-2. Credit risk

(1) Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

(2) Credit Risk Management

The Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to specific industry and specific borrowers. The Bank maintains allowances for loan losses associated with credit risk on loans and receivables to manage its credit risk.

The Bank recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Bank should not recognize expected losses that are probable due to future events. The Bank measures inherent incurred losses on financial assets classified as loans and receivables and present it in the separate financial statements through the use of an allowances account that is charged against the related financial assets.

(3) Maximum exposure to credit risk

The Bank’s maximum exposure of financial instruments to credit risk as of June 30, 2016, and December 31, 2015, is as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Cash and due from financial institutions	￦	2,345,869	￦	4,884,110
Financial assets at FVTPL		390,335		347,194
Hedging derivative assets		885,771		282,924
Loans (*1)		72,469,956		68,966,102
Financial investments		722,003		647,191
Other financial assets		936,544		947,909
Acceptances and guarantee contracts		64,141,228		68,713,654
Commitments (*2)		23,842,736		26,462,413

	￦	165,734,442	￦	171,251,497

(*1)	Loans exclude loans valuation adjustment related to evaluation of fair value hedging.
(*2)	Commitments exclude commitments on purchase of beneficiary certificates which are included in other commitments in Note 36.

(4) Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk on loans to manage its credit risk. The Bank recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Bank should not recognize expected losses that are probable due to future events. The Bank measures inherent incurred losses on financial assets classified as loans and present them in the separate financial statements through the use of an allowances account that is charged against the related financial assets.

The Bank writes off on non-profitable loans, non-recoverable loans, loans classified estimated loss by asset quality category, loans requested written off by Financial Supervisory Service (“FSS”) and others under approval of Loan Management Committee.

Loans are categorized as follows (Korean won in millions):

(June 30, 2016)

	Individual assessment		Collective assessment		Total		Ratio (%)
Loans:
Normal
Not past due	￦	589,308	￦	68,008,953	￦	68,598,261	94.10
Past due		—		803		803	0.01
Impaired		4,175,425		121,015		4,296,440	5.89

Subtotal		4,764,733		68,130,771		72,895,504	100.00

Net deferred origination fees and costs:
Normal
Not past due		(3,069)		(415,786)		(418,855)	98.43
Past due		—		—		—	—
Impaired		(6,693)		—		(6,693)	1.57

Subtotal		(9,762)		(415,786)		(425,548)	100.00

Carrying amounts before deducting allowances:
Normal
Not past due		586,239		67,593,167		68,179,406	94.07
Past due		—		803		803	0.01
Impaired		4,168,732		121,015		4,289,747	5.92

Subtotal		4,754,971		67,714,985		72,469,956	100.00

Allowances:
Normal
Not past due		(9,553)		(466,590)		(476,143)	18.51
Percentage (%)		1.62		0.69		0.69	—
Past due		—		(52)		(52)	0.01
Percentage (%)		—		6.48		6.48	—
Impaired		(2,048,737)		(47,965)		(2,096,702)	81.48
Percentage (%)		49.15		39.64		48.88	—

Subtotal		(2,058,290)		(514,607)		(2,572,897)	100.00

Percentage (%)		43.29		0.76		3.55	—
Carrying amounts:
Normal
Not past due		576,686		67,126,577		67,703,263	96.85
Past due		—		751		751	0.01
Impaired		2,119,995		73,050		2,193,045	3.14

Total	￦	2,696,681	￦	67,200,378	￦	69,897,059	100.00

(December 31, 2015)

	Individual assessment		Collective assessment		Total		Ratio (%)
Loans:
Normal
Not past due	￦	138,820	￦	64,748,977	￦	64,887,797	93.48
Past due		—		14,728		14,728	0.02
Impaired		4,226,770		282,925		4,509,695	6.50

Subtotal		4,365,590		65,046,630		69,412,220	100.00

Net deferred origination fees and costs:
Normal
Not past due		(5)		(440,056)		(440,061)	98.64
Past due		—		—		—	—
Impaired		(5,907)		(150)		(6,057)	1.36

Subtotal		(5,912)		(440,206)		(446,118)	100.00

Carrying amounts before deducting allowances:
Normal
Not past due		138,815		64,308,921		64,447,736	93.45
Past due		—		14,728		14,728	0.02
Impaired		4,220,863		282,775		4,503,638	6.53

Subtotal		4,359,678		64,606,424		68,966,102	100.00

Allowances:
Normal
Not past due		(22,647)		(283,827)		(306,474)	12.74
Percentage (%)		16.31		0.44		0.47	—
Past due		—		(1,168)		(1,168)	0.05
Percentage (%)		—		7.93		7.93	—
Impaired		(1,972,106)		(125,548)		(2,097,654)	87.21
Percentage (%)		46.72		44.40		46.58	—

Subtotal		(1,994,753)		(410,543)		(2,405,296)	100.00

Percentage (%)		45.75		0.64		3.49	—
Carrying amounts:
Normal
Not past due		116,168		64,025,094		64,141,262	96.37
Past due		—		13,560		13,560	0.02
Impaired		2,248,757		157,227		2,405,984	3.61

Total	￦	2,364,925	￦	64,195,881	￦	66,560,806	100.00

The above carrying amounts exclude loan valuation adjustment related to fair value hedging amounting to ￦61,102 million and ￦73,236 million as of June 30, 2016, and December 31, 2015, respectively.

1) Credit quality of loans that are neither past due nor impaired

Credit quality of loans that are neither past due nor impaired as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans									Deferred loan origination fees and costs
Criteria	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)			Allowances		Carrying amount
Best	￦	977,740	￦	5,759,769	￦	1,024,913	￦	7,762,422	11.32	￦	(19,909)	￦	(3,345)	￦	7,739,168
Outstanding		4,942,713		35,282,030		2,969,894		43,194,637	62.95		(374,309)		(84,847)		42,735,481
Good		5,488,036		9,276,616		383,631		15,148,283	22.09		(24,629)		(162,506)		14,961,148
Below normal		1,125,217		1,367,702		—		2,492,919	3.64		(8)		(225,445)		2,267,466

Total	￦	12,533,706	￦	51,686,117	￦	4,378,438	￦	68,598,261	100.00	￦	(418,855)	￦	(476,143)	￦	67,703,263

(December 31, 2015)

	Loans									Deferred loan origination fees and costs
Criteria	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)			Allowances		Carrying amount
Best	￦	341,747	￦	5,762,081	￦	163,789	￦	6,267,617	9.66	￦	(20,636)	￦	(2,986)	￦	6,243,995
Outstanding		5,960,005		35,907,526		2,703,975		44,571,506	68.69		(393,048)		(102,360)		44,076,098
Good		4,537,539		9,136,979		181,394		13,855,912	21.35		(26,372)		(171,711)		13,657,829
Below normal		156,376		36,386		—		192,762	0.30		(5)		(29,417)		163,340

Total	￦	10,995,667	￦	50,842,972	￦	3,049,158	￦	64,887,797	100.00	￦	(440,061)	￦	(306,474)	￦	64,141,262

2) Aging analysis of loans that are past due but not impaired

Aging analysis of loans that are past due but not impaired as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans					Deferred loan origination fees and costs
	Loans in local currency	Loans in foreign currencies	Others	Total	Ratio (%)		Allowances	Carrying amount
Within one month	￦803	￦—	￦—	￦803	100.00	￦—	￦(52)	￦751
Within two months	—	—	—	—	—	—	—	—
Within three months	—	—	—	—	—	—	—	—
Over three months	—	—	—	—	—	—	—	—

Total	￦803	￦—	￦—	￦803	100.00	￦—	￦(52)	￦751

(December 31, 2015)

	Loans					Deferred loan origination fees and costs
	Loans in local currency	Loans in foreign currencies	Others	Total	Ratio (%)		Allowances	Carrying amount
Within one month	￦4,180	￦10,548	￦—	￦14,728	100.00	￦—	￦(1,168)	￦13,560
Within two months	—	—	—	—	—	—	—	—
Within three months	—	—	—	—	—	—	—	—
Over three months	—	—	—	—	—	—	—	—

Total	￦4,180	￦10,548	￦—	￦14,728	100.00	￦—	￦(1,168)	￦13,560

3) Loans assessed for impairment on individual basis

Loans assessed for impairment on individual basis by country and industry of the Bank’s counterparties, as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans						Impairment						Impairment ratio (%)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic	Foreign	Total
Manufacturing	￦	3,682,673	￦	428,717	￦	4,111,390	￦	(1,855,228)	￦	(167,968)	￦	(2,023,196)	50.38	39.18	49.21
Transportation		—		21,856		21,856		—		(1,046)		(1,046)	—	4.79	4.79
Construction		6,224		—		6,224		(5,943)		—		(5,943)	95.49	—	95.49
Wholesale and retail		29,262		—		29,262		(18,552)		—		(18,552)	63.40	—	63.40

Total	￦	3,718,159	￦	450,573	￦	4,168,732	￦	(1,879,723)	￦	(169,014)	￦	(2,048,737)	50.56	37.51	49.15

(December 31, 2015)

	Loans						Impairment						Impairment ratio (%)
	Domestic		Foreign		Total		Domestic		Foreign		Total		Domestic	Foreign	Total
Manufacturing	￦	3,659,045	￦	352,422	￦	4,011,467	￦	(1,571,738)	￦	(224,844)	￦	(1,796,582)	42.95	63.80	44.79
Transportation		—		21,994		21,994		—		(1,050)		(1,050)	—	4.77	4.77
Construction		178,264		—		178,264		(167,284)		—		(167,284)	93.84	—	93.84
Public sector and others		9,138		—		9,138		(7,190)		—		(7,190)	78.68	—	78.68

Total	￦	3,846,447	￦	374,416	￦	4,220,863	￦	(1,746,212)	￦	(225,894)	￦	(1,972,106)	45.40	60.33	46.72

(5) Credit quality of securities (debt securities)

1) Securities (debt securities) exposed to credit risk as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Securities that are neither past due nor impaired	￦	762,503	￦	658,657

2) Credit quality of securities (debt securities) that are neither past due nor impaired as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Credit quality (*1)
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets at FVTPL	￦	40,500	￦	—	￦	—	￦	—	￦	—	￦	40,500
AFS financial assets		614,444		—		—		—		—		614,444
HTM financial assets		107,559		—		—		—		—		107,559

Total	￦	762,503	￦	—	￦	—	￦	—	￦	—	￦	762,503

(December 31, 2015)

	Credit quality (*1)
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets at FVTPL	￦	11,466	￦	—	￦	—	￦	—	￦	—	￦	11,466
AFS financial assets		538,703		—		—		—		—		538,703
HTM financial assets		108,488		—		—		—		—		108,488

Total	￦	658,657	￦	—	￦	—	￦	—	￦	—	￦	658,657

(*1)	Credit quality is classified based on internal credit quality grade as below:

Credit rating
Grade 1	AAA ~ BBB
Grade 2	BBB- ~ BB
Grade 3	BB- ~ B
Grade 4	B- ~ C
Grade 5	D

(6) Concentration of credit risk

The amounts disclosed below exclude loan valuation adjustment related to fair value hedging amounting to ￦61,102 million and ￦73,236 million as of June 30, 2016, and December 31, 2015, respectively.

1) Loans by country where the credit risk belongs to as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	16,220,332	￦	8,127,596	￦	1,292,951	￦	25,640,879	35.17	￦	(5,670)	￦	(2,247,223)
China		—		2,374,821		495,930		2,870,751	3.93		(596)		(33,391)
Saudi Arabia		—		4,318,415		31,859		4,350,274	5.97		(61,884)		(8,144)
India		—		2,235,332		35,575		2,270,907	3.12		(40,810)		(3,171)
Indonesia		—		3,786,545		7,399		3,793,944	5.20		(79,707)		(11,442)
Vietnam		—		3,510,917		—		3,510,917	4.82		(25,351)		(17,138)
Australia		—		2,343,812		584		2,344,396	3.22		(22,948)		(4,677)
Philippines		—		599,691		—		599,691	0.82		(458)		(8,578)
Qatar		—		815,290		—		815,290	1.12		(3,248)		(2,681)
Singapore		—		570,415		194,660		765,075	1.05		(7,338)		(142,859)
Oman		—		971,499		—		971,499	1.33		(12,883)		(3,170)
Hong Kong		—		836,917		603,502		1,440,419	1.98		(2,112)		(1,124)
The United Arab Emirates		—		562,305		10,860		573,165	0.79		(7,463)		(1,851)
Others		—		1,706,812		984,056		2,690,868	3.69		(18,180)		(16,510)

Subtotal		16,220,332		32,760,367		3,657,376		52,638,075	72.21		(288,648)		(2,501,959)

Europe:
Russia		—		336,231		—		336,231	0.46		(43)		(1,352)
United Kingdom		—		314,308		126,781		441,089	0.61		(1,902)		(703)
France		—		194,098		1,574		195,672	0.27		(2,608)		(1)
Netherlands		—		71,905		21,321		93,226	0.13		(328)		(77)
Malta		—		170,165		—		170,165	0.23		(1,780)		—
Uzbekistan		—		777,067		—		777,067	1.07		(7,025)		(3,673)
Greece		—		326,537		—		326,537	0.45		(3,930)		(20)
Ireland		—		465,880		—		465,880	0.64		(257)		(5,122)
Turkey		—		488,272		24		488,296	0.67		(9,493)		(1,687)
Germany		—		209,482		39,382		248,864	0.34		(704)		(731)
Ukraine		—		194,210		—		194,210	0.27		(6,941)		(5,077)
Cyprus		—		323,409		—		323,409	0.44		(3,235)		—
Hungary		—		192,166		1,521		193,687	0.27		(1,236)		(199)
Others		—		818,673		409,422		1,228,095	1.68		(5,073)		(1,672)

Subtotal		—		4,882,403		600,025		5,482,428	7.53		(44,555)		(20,314)

America:
Panama		—		1,898,347		—		1,898,347	2.60		(7,707)		(11,955)
United States		—		2,205,959		146,637		2,352,596	3.23		(14,456)		(11,610)
The British Virgin Islands		—		609,374		—		609,374	0.84		(2,769)		(546)
Mexico		—		946,955		—		946,955	1.30		(7,143)		(2,199)
Bermuda		—		1,514,464		—		1,514,464	2.08		(12,345)		(1,387)
Brazil		—		2,123,689		—		2,123,689	2.91		(6,702)		(6,020)
Others		—		1,027,152		—		1,027,152	1.41		(5,828)		(3,065)

Subtotal		—		10,325,940		146,637		10,472,577	14.37		(56,950)		(36,782)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Africa:
Marshall Islands		—		2,602,042		—		2,602,042	3.56		(15,640)		(8,818)
Liberia		—		502,941		—		502,941	0.69		(4,033)		(408)
Madagascar		—		404,052		—		404,052	0.55		(2,256)		(1,328)
Others		—		791,419		1,970		793,389	1.09		(13,466)		(3,288)

Subtotal		—		4,300,454		1,970		4,302,424	5.89		(35,395)		(13,842)

Total	￦	16,220,332	￦	52,269,164	￦	4,406,008	￦	72,895,504	100.00	￦	(425,548)	￦	(2,572,897)

(December 31, 2015)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowances
Asia:
Korea	￦	14,943,389	￦	8,939,356	￦	708,863	￦	24,591,608	35.43	￦	(5,615)	￦	(2,010,027)
China		7,239		2,711,480		697,396		3,416,115	4.92		(653)		(46,229)
Saudi Arabia		—		4,031,562		33,076		4,064,638	5.86		(60,536)		(8,804)
India		—		2,059,991		14,660		2,074,651	2.99		(43,030)		(2,823)
Indonesia		—		3,696,900		6,960		3,703,860	5.34		(85,079)		(13,375)
Vietnam		—		3,236,860		26,299		3,263,159	4.70		(26,212)		(16,384)
Australia		—		2,316,046		747		2,316,793	3.34		(23,875)		(4,897)
Philippines		—		552,115		—		552,115	0.80		(551)		(6,648)
Qatar		—		790,843		—		790,843	1.14		(3,384)		(2,309)
Singapore		—		536,305		98,795		635,100	0.91		(7,444)		(21,965)
Oman		—		895,882		3,772		899,654	1.30		(8,909)		(2,924)
Hong Kong		—		824,928		913,052		1,737,980	2.51		(2,090)		(1,161)
The United Arab Emirates		—		573,592		3,829		577,421	0.82		(7,677)		(1,926)
Others		—		1,565,484		82,086		1,647,570	2.36		(15,192)		(11,266)

Subtotal		14,950,628		32,731,344		2,589,535		50,271,507	72.42		(290,247)		(2,150,738)

Europe:
Russia		—		525,312		—		525,312	0.76		(31)		(4,772)
United Kingdom		—		220,467		53,754		274,221	0.40		(2,013)		(262)
France		—		208,757		10,077		218,834	0.32		(2,792)		(14)
Netherlands		—		92,037		19,084		111,121	0.16		(637)		(104)
Malta		—		182,502		—		182,502	0.26		(1,990)		—
Uzbekistan		—		691,915		—		691,915	1.00		(7,256)		(3,431)
Greece		—		404,397		—		404,397	0.58		(3,374)		—
Ireland		—		468,800		—		468,800	0.68		(394)		(5,147)
Turkey		—		449,022		—		449,022	0.65		(10,585)		(1,551)
Germany		—		196,689		129,406		326,095	0.47		(730)		(614)
Ukraine		—		217,142		—		217,142	0.31		(8,591)		(5,767)
Cyprus		—		357,962		—		357,962	0.52		(3,542)		—
Hungary		—		218,687		—		218,687	0.31		(1,266)		(260)
Others		2,225		657,068		152,352		811,645	1.16		(7,856)		(7,287)

Subtotal		2,225		4,890,757		364,673		5,257,655	7.58		(51,057)		(29,209)

America:
Panama		—		1,942,305		—		1,942,305	2.80		(7,850)		(4,071)
United States		—		2,320,057		119,682		2,439,739	3.51		(23,893)		(199,165)
The British Virgin Islands		—		686,793		—		686,793	0.99		(2,904)		(652)
Mexico		—		851,652		—		851,652	1.23		(7,513)		(5,304)
Bermuda		—		1,171,585		—		1,171,585	1.69		(12,777)		(943)
Brazil		—		1,651,973		—		1,651,973	2.38		(6,777)		(4,347)
Others		—		977,838		—		977,838	1.41		(5,939)		(2,682)

Subtotal		—		9,602,203		119,682		9,721,885	14.01		(67,653)		(217,164)

Africa:
Marshall Islands		—		2,655,869		—		2,655,869	3.82		(17,402)		(2,866)
Liberia		—		430,699		—		430,699	0.62		(3,515)		(408)
Madagascar		—		406,584		—		406,584	0.59		(2,396)		(1,501)
Others		—		667,966		55		668,021	0.96		(13,848)		(3,410)

Subtotal		—		4,161,118		55		4,161,173	5.99		(37,161)		(8,185)

Total	￦	14,952,853	￦	51,385,422	￦	3,073,945	￦	69,412,220	100.00	￦	(446,118)	￦	(2,405,296)

2) Loans by industry as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	13,492,461	￦	26,187,708	￦	268,836	￦	39,949,005	54.80	￦	(147,047)	￦	(2,433,381)
Transportation		169,280		8,485,860		—		8,655,140	11.87		(60,582)		(38,079)
Financial institutions		674,476		4,256,512		4,010,543		8,941,531	12.27		(6,920)		(19,005)
Wholesale and retail		764,116		1,430,372		120,176		2,314,664	3.18		(913)		(27,993)
Real estate		14,000		589,241		—		603,241	0.83		(2,469)		(854)
Construction		719,488		1,089,559		5,476		1,814,523	2.49		(614)		(18,056)
Public sector and others		386,511		10,229,912		977		10,617,400	14.56		(207,003)		(35,529)

Total	￦	16,220,332	￦	52,269,164	￦	4,406,008	￦	72,895,504	100.00	￦	(425,548)	￦	(2,572,897)

(December 31, 2015)

	Loans									Deferred loan origination fees		Allowances
	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Manufacturing	￦	12,059,578	￦	26,601,400	￦	454,235	￦	39,115,213	56.35	￦	(170,255)	￦	(2,134,028)
Transportation		209,077		8,060,881		1,063		8,271,021	11.92		(62,736)		(24,010)
Financial institutions		369,679		4,160,790		2,532,924		7,063,393	10.18		(7,486)		(19,544)
Wholesale and retail		626,765		1,706,936		63,361		2,397,062	3.45		(1,088)		(13,251)
Real estate		—		536,288		—		536,288	0.77		(2,413)		(611)
Construction		1,344,750		892,359		11,207		2,248,316	3.24		(321)		(178,708)
Public sector and others		343,004		9,426,768		11,155		9,780,927	14.09		(201,819)		(35,144)

Total	￦	14,952,853	￦	51,385,422	￦	3,073,945	￦	69,412,220	100.00	￦	(446,118)	￦	(2,405,296)

3) Concentration of credit risk of securities (debt securities) by industry as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016			December 31, 2015
	Amount		Ratio (%)	Amount		Ratio (%)
Financial assets at FVTPL
Government and government-sponsored institutions	￦	—	—	￦	11,466	100.00
Banking and insurance		5,849	14.44		—	—
Others		34,651	85.56		—	—

Subtotal		40,500	100.00		11,466	100.00

AFS financial assets
Government and government-sponsored institutions		45,111	7.34		73,909	13.72
Banking and insurance		318,220	51.79		330,566	61.36
Others		251,113	40.87		134,228	24.92

Subtotal		614,444	100.00		538,703	100.00

HTM financial assets
Government and government-sponsored institutions		11,704	10.88		20,175	18.60
Banking and insurance		61,811	57.47		68,084	62.76
Others		34,044	31.65		20,229	18.64

Subtotal		107,559	100.00		108,488	100.00

Total	￦	762,503		￦	658,657

4) Concentration of credit risk of securities (debt securities) by country as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016			December 31, 2015
	Amount		Ratio (%)	Amount		Ratio (%)
Financial assets at FVTPL
Others	￦	40,500	100.00	￦	11,466	100.00

Subtotal		40,500	100.00		11,466	100.00

AFS financial assets
Korea		267,735	43.57		156,921	29.13
Others		346,709	56.43		381,782	70.87

Subtotal		614,444	100.00		538,703	100.00

HTM financial assets
Korea		29,308	27.25		29,594	27.28
Others		78,251	72.75		78,894	72.72

Subtotal		107,559	100.00		108,488	100.00

Total	￦	762,503		￦	658,657

5) Credit enhancement and its financial effect as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	￦	72,469,956	￦	64,141,228	￦	23,842,736	￦	160,453,920	100.00

Credit enhancement:
Deposits and savings		62,369		126,104		4,577		193,050	0.12
Export guarantee insurance		90,609		1,623,419		—		1,714,028	1.07
Guarantee		1,376,949		1,702,629		3,668,912		6,748,490	4.21
Securities		54,182		546,350		—		600,532	0.37
Real estate		1,906,801		665,761		130,300		2,702,862	1.68
Ships		952,533		197,637		99,582		1,249,752	0.78
Others		1,667,214		—		15,493		1,682,707	1.05

Subtotal		6,110,657		4,861,900		3,918,864		14,891,421	9.28

Exposure to credit risk after deducting credit enhancement	￦	66,359,299	￦	59,279,328	￦	19,923,872	￦	145,562,499	90.72

(*1) Loans exclude loans valuation adjustment related to evaluation of fair value hedging

(December 31, 2015)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)

Maximum exposure to credit risk	￦	68,966,102	￦	68,713,654	￦	26,462,413	￦	164,142,169	100.00

Credit enhancement:
Deposits and savings		50,351		118,990		589		169,930	0.10
Export guarantee insurance		101,307		1,883,491		—		1,984,798	1.21
Guarantee		1,473,086		1,685,567		3,815,485		6,974,138	4.25
Securities		43,041		617,744		175,800		836,585	0.51
Real estate		1,024,233		626,741		28,896		1,679,870	1.02
Ships		975,344		233,132		277,094		1,485,570	0.91
Others		1,617,667		—		160,171		1,777,838	1.08

Subtotal		5,285,029		5,165,665		4,458,035		14,908,729	9.08

Exposure to credit risk after deducting credit enhancement	￦	63,681,073	￦	63,547,989	￦	22,004,378	￦	149,233,440	90.92

(*1) Loans exclude loans valuation adjustment related to evaluation of fair value hedging

4-3. Liquidity risk

(1) Overview of liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its payment obligations arising from financial liabilities as they become due. The Bank discloses all financial asset, financial liabilities and off-balance-sheet items, such as loan commitments and analysis of the contractual maturity, which are related to liquidity risk, into seven categories. The cash flows disclosed in the maturity analysis are undiscounted contractual amounts, including principal and future interest, which resulted in disagreement with the discounted cash flows included in the separate statements of financial position. However, for derivatives, each discounted cash flow consisting of current fair value is presented.

(2) Principles of the liquidity risk management

① Liquidity risk is managed with integration. The Bank measures, reports and controls liquidity risk by quantification with reasonable method.

② Liquidity risk reflects financing plans and fund-using plans, and the Bank reports the liquidity risk with preciseness, timeliness and consistency.

③ The Bank establishes liquidity risk management strategy by analyzing liquidity maturity, liquidity gap structure and market environment.

(3) Liquidity risk management

Risk management department monitors changes by liquidity risk sources and compliance of risk limits. It notifies related departments to prepare countermeasures in case the measured liquidity risk is close to risk limits. Also, it analyzes crisis situations and effects of the crisis situations and reports to the Risk Management Committee on a regular basis. Each related department monitors changes of liquidity risk sources and compliance of risk limits by itself and if exposure to new risk is expected, it discusses the matter with the head of risk management department.

(4) Measurement of liquidity risk

The Bank measures liquidity ratio, liquidity gap ratio and others for local currency and foreign currency and simulates analysis reflecting market environment, product features and the Bank’s strategies.

(5) Analysis on remaining contractual maturity of financial liabilities and off-balance-sheet items

Remaining contractual maturity and amount of financial liabilities and off-balance-sheet items as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	On demand		Within one month		One month to three months		Three to six months		Six to twelve months		One year to five years		More than five years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	448,913	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	448,913
Hedging derivative liabilities		—		149,670		55,557		171,440		170,516		943,096		214,889		1,705,168
Borrowings		—		1,607,080		556,800		563,805		912,279		4,232,028		1,151,088		9,023,080
Debentures		—		1,427,987		3,485,383		6,025,598		10,312,353		27,711,012		16,356,691		65,319,024
Other financial liabilities		—		642,788		143		1,283		765		212,890		801,086		1,658,955

	￦	448,913	￦	3,827,525	￦	4,097,883	￦	6,762,126	￦	11,395,913	￦	33,099,026	￦	18,523,754	￦	78,155,140

Off-balance-sheet items(*1):
Commitments	￦	23,842,736	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	23,842,736
Financial guarantee contracts		15,476,455		—		—		—		—		—		—		15,476,455

	￦	39,319,191	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	39,319,191

(*1)	Guarantees and loan commitments and other credit facilities provided by the Bank have maturities. However, if the counterparty requests the payment immediately, the payment must be fulfilled.

(December 31, 2015)

	On demand		Within one month		One month to three months		Three to six months		Six to twelve months		One year to five years		More than five years		Total
Financial liabilities:
Financial liabilities at FVTPL	￦	807,231	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	807,231
Hedging derivative liabilities		—		—		43,892		523,454		341,575		1,362,696		343,211		2,614,828
Borrowings		—		1,179,380		783,697		3,340,381		1,379,555		4,277,985		1,159,963		12,120,961
Debentures		—		1,069,253		2,539,195		3,884,489		9,119,154		25,649,727		17,520,428		59,782,246
Other financial liabilities		—		748,813		11		295		1,978		173,173		649,690		1,573,960

	￦	807,231	￦	2,997,446	￦	3,366,795	￦	7,748,619	￦	10,842,262	￦	31,463,581	￦	19,673,292	￦	76,899,226

Off-balance-sheet items(*1):
Commitments	￦	26,462,412	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	26,462,412
Financial guarantee contracts		14,422,231		—		—		—		—		—		—		14,422,231

	￦	40,884,643	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—	￦	40,884,643

(*1)	Guarantees and loan commitments and other credit facilities provided by the Bank have maturities. However, if the counterparty requests the payment immediately, the payment must be fulfilled.

4-4. Market risk

(1) Overview of market risk

1) Definition of market risk

Market risk is the risk of possible losses that arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. The Bank classifies exposures to market risk into either foreign exchange rate risk or interest rate risk. Foreign exchange risk means that possible losses on assets and liabilities denominated in foreign currency due to changes of foreign exchange rate. Interest rate risk means that possible losses on assets and liabilities due to changes of interest rate.

2) Market risk management group

The Bank operates the Risk Management Committee and the Risk Management Council for managing risks and risk limits. The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council for practical matters, such as managing adequate assets and liabilities by analyzing foreign exchange risk, interest rate risk, liquidity risk, money balance plan and effects by initiating new product. Market risk is managed by product and currency for minimizing segments exposed to changes of foreign exchange, interest rate and securities’ price. Foreign exchange risk is measured by definite method and probabilistic method and definite method is used for limits management. Interest rate value at risk (“VaR”) and interest rate earning at risk (“EaR”) are measured by BIS standards, definite method and probabilistic method and definite method is used for limits management. Meanwhile, the Bank performs financial crisis analysis supposing exceptional, but possible events for evaluating latent weakness. The analysis is used for important decision making, such as risk mitigation, emergency plan development and limit setup. The results of the analysis are reported to the board of directors and management on a quarterly basis.

(2) Foreign exchange risk

1) Management of foreign exchange risk

Foreign exchange risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of foreign exchange risk by source and compliance of risk limits regularly. A finance division head also monitors changes of foreign exchange risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that foreign exchange risk exceeds risk limit. If foreign exchange risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of foreign exchange risk

Foreign exchange risk is managed by foreign exchange VaR and foreign exchange position. Foreign exchange VaR is measured on a monthly basis and foreign exchange position is measured on a daily basis. It is measured separately by currency for assets and liabilities denominated in foreign currency exceeding 5% of total assets and liabilities denominated in foreign currency.

3) Measurement method

① VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different, depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of foreign exchange that has significant influent on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③ Results of measurement

Results of foreign exchange VaR as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016								December 31, 2015
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending
Foreign exchange risk	￦	69,655	￦	49,894	￦	102,371	￦	102,371	￦	31,199	￦	17,257	￦	42,271	￦	39,631

(3) Interest rate risk

1) Management of interest rate risk

Interest rate risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of interest rate risk by source and compliance of risk limits regularly. A finance division head also monitors changes of interest rate risk by source and compliance of risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that interest rate risk exceeds risk limit. If interest rate risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2) Measurement of interest rate risk

Interest rate risk is managed by measuring interest rate EaR and interest rate VaR and uses interest rate sensitivity gap and duration gap as supplementary index. Interest rate EaR and interest rate VaR are measured on a monthly basis, and interest rate sensitivity gap and duration gap are measured on a daily basis. The Bank simulates analysis reflecting market environment, product features and the Bank’s strategies.

3) Measurement method

① VaR

The Bank uses a yearly VaR to measure market risk. The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of financial variables. The Bank calculates VaR using equal weighted-average method based on historical changes in market rates, prices and volatilities over the previous five years data and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. VaR is a commonly used market risk management technique. However, the method has some shortcomings.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one day or 10 days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient or too long, the VaR results may understate or overstate the potential loss.

② Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of interest rate that has significant influence on the value of portfolio. The Bank mainly uses historical scenario tool and also uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

③ Results of measurement

Results of interest rate VaR as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016								December 31, 2015
	Average		Minimum		Maximum		Ending		Average		Minimum		Maximum		Ending
Interest rate risk	￦	51,363	￦	361	￦	103,829	￦	103,829	￦	98,273	￦	18,301	￦	159,305	￦	23,532

4-5. Capital risk

The Bank follows the standard of capital adequacy established by the Financial Services Commission. The standard is based on Basel III, which was established by Basel Committee on Banking Supervision in BIS. In Korea, this standard has been followed since December 2013. According to the standard, domestic banks should maintain at least 8% or above of BIS capital ratio for risk-weighted asset, and quarterly report BIS capital ratio to the FSS.

According to Korean Banking Supervision rules for operations, the Bank’s capitals are mainly divided into two categories:

1) Tier 1 capital (basic capital): Basic capital is composed of capital stock-common and other basic capital. Capital stock-common includes common stock satisfied with qualifications, capital surplus, retained earnings, accumulated other comprehensive income, other reserves and non-controlling interests among the common stock of consolidated subsidiaries. Other basic capital includes securities and capital surplus satisfied with qualifications

2) Tier 2 capital (supplementary capital): Supplementary capital is composed of the securities and capital surplus satisfied with qualifications, non-controlling interests among the securities of consolidated subsidiaries and the amounts of less than below 1.25% of credit risk-weighted asset like allowance for credit losses in respect of credits classified as normal or precautionary.

The risk-weighted asset includes intrinsic risks in total assets, errors of internal operation processes and loss risk from external events. It indicates a size of assets reflecting the level of risks that the Bank bears. The Bank computes the risk-weighted asset by risks (credit risk, market risk and operational risk) and uses it for calculation of BIS capital ratio.

5. FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

5-1. Classification and fair value

(1) Carrying amounts and fair values of financial instruments as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	Classification	June 30, 2016				December 31, 2015
		Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and due from financial institutions	Non-recurring	￦	2,345,869	￦	2,346,003	￦	4,884,110	￦	4,884,067
Financial assets at FVTPL	Recurring		1,597,050		1,597,050		1,447,444		1,447,444
Hedging derivative assets	Recurring		885,771		885,771		282,924		282,924
Loans	Non-recurring		69,958,161		70,853,287		66,634,042		66,696,379
AFS financial assets	Recurring		6,635,369		6,635,369		5,836,763		5,836,763
HTM financial assets	Non-recurring		107,559		109,229		108,487		108,009
Other financial assets	Non-recurring		936,544		936,544		947,909		947,909

		￦	82,466,323	￦	83,363,253	￦	80,141,679	￦	80,203,495

Financial liabilities:
Financial liabilities at FVTPL	Recurring	￦	448,913	￦	448,913	￦	807,231	￦	807,231
Hedging derivative liabilities	Recurring		1,705,168		1,705,168		2,614,828		2,614,828
Borrowings	Non-recurring		8,943,486		8,936,709		11,957,572		11,941,277
Debentures	Non-recurring		59,539,738		60,660,964		53,239,616		54,709,655
Other financial liabilities	Non-recurring		1,658,955		1,658,955		1,573,960		1,573,960

		￦	72,296,260	￦	73,410,709	￦	70,193,207	￦	71,646,951

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits them to be compared with their carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods for measuring fair value of financial instruments are as follows:

Financial instruments	Method of measuring fair value
Loans and receivables

As demand deposits and transferable deposits do not have maturity and are readily convertible to cash. The carrying amounts of these deposits approximate their fair values. Fair values of the deposits with the maturity of more than one year are determined by discounted cash flow model (“DCF model”).

DCF model is also used to determine the fair value of loans. Fair value is determined by discounting the cash flows expected from the each contractual period by applying the discount rates for each period

Investment securities	Trading financial assets and liabilities and AFS financial assets are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker or using the DCF model.

Derivatives	For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC derivative, fair value is determined primarily using the DCF model. The Bank uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap and currency swap based on observable market parameters. However, some complex financial instruments are valued using the results of independent pricing services, where part or all of the inputs are not observable in the market.

Borrowings	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate.

Debentures

Fair value of debentures denominated in local currency is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

Fair value of debentures denominated in foreign currency is determined by DCF model.

Fair values of financial assets and financial liabilities classified as fair value Level 3 of the fair value hierarchy are determined by using the valuation of independent third-party pricing services. Meanwhile, carrying amounts of other financial assets and financial liabilities are regarded as the nearest amounts of fair values.

(2) Fair value hierarchy

Fair value hierarchy of financial assets and liabilities, which are not measured at fair value as of June 30, 2016, and December 31, 2015, is as follows (Korean won in millions):

(June 30, 2016)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	721,850	￦	—	￦	1,624,153	￦	2,346,003
Loans		—		—		70,853,287		70,853,287
HTM financial assets		—		109,229		—		109,229
Other financial assets		—		—		936,544		936,544

	￦	721,850	￦	109,229	￦	73,413,984	￦	74,245,063

Financial liabilities:
Borrowings	￦	—	￦	8,936,709	￦	—	￦	8,936,709
Debentures		—		60,660,964		—		60,660,964
Other financial liabilities		—		—		1,658,955		1,658,955

	￦	—	￦	69,597,673	￦	1,658,955	￦	71,256,628

(December 31, 2015)

	Level 1		Level 2		Level 3		Total
Financial assets:
Cash and due from financial institutions	￦	2,455,307	￦	—	￦	2,428,760	￦	4,884,067
Loans		—		—		66,696,379		66,696,379
HTM financial assets		—		108,009		—		108,009
Other financial assets		—		—		947,909		947,909

	￦	2,455,307	￦	108,009	￦	70,073,048	￦	72,636,364

Financial liabilities:
Borrowings	￦	—	￦	11,941,277	￦	—	￦	11,941,277
Debentures		—		54,709,655		—		54,709,655
Other financial liabilities		—		—		1,573,960		1,573,960

	￦	—	￦	66,650,932	￦	1,573,960	￦	68,224,892

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2016, and December 31 2015, is as follows (Korean won in millions):

(June 30, 2016)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	1,206,715	￦	390,335	￦	—	￦	1,597,050
Hedging derivative assets		—		885,771		—		885,771
AFS financial assets		805,626		614,445		3,816,688		5,236,759

	￦	2,012,341	￦	1,890,551	￦	3,816,688	￦	7,719,580

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	448,913	￦	—	￦	448,913
Hedging derivative liabilities		—		1,705,168		—		1,705,168

	￦	—	￦	2,154,081	￦	—	￦	2,154,081

(December 31, 2015)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	￦	1,100,250	￦	347,194	￦	—	￦	1,447,444
Hedging derivative assets		—		282,924		—		282,924
AFS financial assets		200,957		538,703		3,704,041		4,443,701

	￦	1,301,207	￦	1,168,821	￦	3,704,041	￦	6,174,069

Financial liabilities:
Financial liabilities at FVTPL	￦	—	￦	807,231	￦	—	￦	807,231
Hedging derivative liabilities		—		2,614,828		—		2,614,828

	￦	—	￦	3,422,059	￦	—	￦	3,422,059

The Bank classifies financial instruments as three level of fair value hierarchy as below:

Level 1:	Financial instruments measured at quoted prices from active markets are classified as fair value Level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2:	Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as Level 2. This level includes the majority of debt and general OTC derivatives such as swap, futures and options

Level 3:	Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as Level 3. This level includes unlisted equity securities, structured bonds and OTC derivatives.

The valuation techniques and input variables of Level 2 financial instruments subsequently not measured at fair value as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

(June 30, 2016)

	Fair value		Valuation techniques	Input variables
Financial assets
HTM financial assets
Debt securities	￦	109,229	DCF Model	Discount rate
Financial liabilities
Borrowings		8,936,709	DCF Model	Discount rate
Debentures		60,660,964	DCF Model	Discount rate

(December 31, 2015)

	Fair value		Valuation techniques	Input variables
Financial assets
HTM financial assets
Debt securities	￦	108,009	DCF Model	Discount rate
Financial liabilities
Borrowings		11,941,277	DCF Model	Discount rate
Debentures		54,709,655	DCF Model	Discount rate

The valuation techniques and input variables of Level 3 financial instruments subsequently not measured at fair value as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

(June 30, 2016)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans	￦	70,853,287	DCF Model	Discount rate
Other financial assets		936,544	DCF Model	Discount rate
Financial liabilities
Other financial liabilities		1,658,955	DCF Model	Discount rate

(December 31, 2015)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans	￦	66,696,379	DCF Model	Discount rate
Other financial assets		947,909	DCF Model	Discount rate
Financial liabilities
Other financial liabilities		1,573,960	DCF Model	Discount rate

The valuation techniques and input variables of Level 2 financial instruments, measured at fair value after initial recognition, as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

(June 30, 2016)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	40,500	DCF Model	Discount rate
Derivative assets for trading		349,835	DCF Model	Discount rate
Hedging derivative assets		885,771	DCF Model	Discount rate
AFS financial assets:
Debt securities		614,445	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		448,913	DCF Model	Discount rate
Hedging derivative liabilities		1,705,168	DCF Model	Discount rate

(December 31, 2015)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	￦	11,466	DCF Model	Discount rate
Derivative assets for trading		335,728	DCF Model	Discount rate
Hedging derivative assets		282,924	DCF Model	Discount rate
AFS financial assets:
Debt securities		538,703	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading		807,231	DCF Model	Discount rate
Hedging derivative liabilities		2,614,828	DCF Model	Discount rate

The below table accounts for quantitative information of fair value using input factor, which is significant but unobservable, and relation between unobservable input factor and estimate of fair value.

(June 30, 2016)

	FY 2016 Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
AFS financial assets
Unlisted stock	￦	3,816,688	Discounted cash flow	Discount rate	4.30%–19.22%	Fair value increases (decreases) when discount rate decreases (increases) or growth rate increases (decreases).
				Growth Rate	—

(December 31, 2015)

	FY 2015 Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
AFS financial assets
Unlisted stock	￦	3,704,041	Discounted cash flow	Discount rate	4.76%–15.74%	Fair value increases (decreases) when discount rate decreases (increases) or growth rate increases (decreases)
				Growth rate	—

1) Changes in Level 3 financial assets that are measured at fair value for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Beginning balance		Profit (loss)	Other comprehen- sive income		Purchases/ issues		Sales/ settlements	Transfers into Level 3 / Transfers out of Level 3		Ending balance
Financial assets
AFS financial assets	￦	3,704,041	￦ (114)	￦	81,065	￦	26,227	￦ (164)	￦	5,633	￦	3,816,688

(December 31, 2015)

	Beginning balance		Profit (loss)	Other comprehen- sive income		Purchases/ issues		Sales/ settlements	Transfers into Level 3 / Transfers out of Level 3	Ending balance
Financial assets
AFS financial assets	￦	3,677,652	￦ (3,984)	￦	12,216	￦	39,404	￦ (1,246)	￦ (20,001)	￦	3,704,041

2) In relation with changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period and total gains or losses for financial instruments held at the end of the reporting period in the separate statement of comprehensive income for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

	Net income (loss) from financial investments
	2016		2015
Total gain (loss) on financial instruments held at the end of the reporting period	￦	(114)	￦	(3,984)
Total gain (loss) included in profit or loss for the period	￦	(114)	￦	(3,984)

3) The sensitivity of fair value analysis for the Level 3 financial instruments

The Bank performed the sensitivity analysis for the Level 3 financial instruments for which fair value would be measured differently upon reasonably possible alternative assumptions. The Bank classified the effect from changes upon the alternative assumptions into favorable effect and unfavorable effect and presented the most favorable effect or the most unfavorable effect in the table hereunder. Stocks are the financial instruments subject to sensitivity analysis, which are classified as Level 3 and of which changes in fair value are recognized as other comprehensive income. Meanwhile, equity instruments, which are recognized as cost among the financial instruments and are classified as Level 3 are excluded from the sensitivity analysis.

Sensitivity analysis details per market risk variable of each Level 3 financial instrument held and measured at fair value as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
AFS financial assets (*)	￦	—	￦	—	￦	4,976,076	￦ (1,157,922)

(December 31, 2015)

	Net income (loss)				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable
Financial assets:
AFS financial assets (*)	￦	—	￦	—	￦	3,883,588	￦ (1,020,553)

(*)	Changes in fair value of stocks are computed along with the increases or decreases in either growth rate from nil to 1% and discount rate or liquidation value from negative 1% to 1% and discount rate, which are unobservable inputs.

(3) The table below provides the Bank’s financial assets and financial liabilities that are carried at cost since the fair values of the financial instruments are not readily determinable in the separate statements of financial position as of June 30, 2016 and December 31, 2015. (Korean won in millions):

	June 30, 2016		December 31, 2015
AFS financial assets
Unlisted securities (*)	￦	1,397,633	￦	1,382,821
Equity investments to unincorporated entities. (*)		977		10,240

	￦	1,398,610	￦	1,393,061

(*)	AFS financial assets are unlisted equity securities and equity investments and recorded as at cost since they do not have quoted prices in an active market and the fair values are not measured with reliability.

5-2. Carrying amounts of financial instruments

Carrying amounts of financial instruments as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Financial assets at FVTPL		Loans and receivables		AFS financial assets		HTM financial assets		Hedging derivative assets		Total
Cash and due from financial institutions	￦	—	￦	2,345,869	￦	—	￦	—	￦	—	￦	2,345,869
Financial assets at FVTPL		1,597,050		—		—		—		—		1,597,050
Hedging derivative assets		—		—		—		—		885,771		885,771
Loans		—		69,958,161		—		—		—		69,958,161
Financial investments		—		—		6,635,369		107,559		—		6,742,928
Other financial assets		—		936,374		—		—		—		936,374

Total	￦	1,597,050	￦	73,240,404	￦	6,635,369	￦	107,559	￦	885,771	￦	82,466,153

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities at FVTPL	￦	448,913	￦	—	￦	—	￦	448,913
Hedging derivative liabilities		—		—		1,705,168		1,705,168
Borrowings		—		8,943,486		—		8,943,486
Debentures		—		59,539,738		—		59,539,738
Other financial liabilities		—		1,658,955		—		1,658,955

Total	￦	448,913	￦	70,142,179	￦	1,705,168	￦	72,296,260

(December 31, 2015)

	Financial assets at FVTPL		Loans and receivables		AFS financial assets		HTM financial assets		Hedging derivative assets		Total
Cash and due from financial institutions	￦	—	￦	4,884,110	￦	—	￦	—	￦	—	￦	4,884,110
Financial assets at FVTPL		1,447,444		—		—		—		—		1,447,444
Hedging derivative assets		—		—		—		—		282,924		282,924
Loans		—		66,634,042		—		—		—		66,634,042
Financial investments		—		—		5,836,763		108,487		—		5,945,250
Other financial assets		—		947,910		—		—		—		947,910

Total	￦	1,447,444	￦	72,466,062	￦	5,836,763	￦	108,487	￦	282,924	￦	80,141,680

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities at FVTPL	￦	807,231	￦	—	￦	—	￦	807,231
Hedging derivative liabilities		—		—		2,614,828		2,614,828
Borrowings		—		11,957,572		—		11,957,572
Debentures		—		53,239,616		—		53,239,616
Other financial liabilities		—		1,573,960		—		1,573,960

Total	￦	807,231	￦	66,771,148	￦	2,614,828	￦	70,193,207

5-3. Offset of financial instruments

The Bank has conditional rights of setoff that are enforceable and exercisable only in the events mentioned in agreements regardless of meeting some or all of the offsetting criteria in K-IFRS 1032 for financial instruments. Cash collaterals do not meet the offsetting criteria in K-IFRS 1032, but they can be set off with net amount of financial instruments.

The effects of netting agreements as of June 30, 2016, and December 31, 2015, are as follow (Korean won in millions):

(June 30, 2016)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	1,235,606	￦	—	￦	1,235,606	￦	(682,055)	￦	(158,658)	￦	394,893

		1,235,606		—		1,235,606		(682,055)		(158,658)		394,893

Financial liabilities:
Derivatives		2,154,081		—		2,154,081		(682,055)		(700,396)		771,630

Total	￦	2,154,081	￦	—	￦	2,154,081	￦	(682,055)	￦	(700,396)	￦	771,630

(December 31, 2015)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the financial statements				Net amount
							Financial instruments		Cash collateral
Financial assets:
Derivatives	￦	618,652	￦	—	￦	618,652	￦	(320,676)	￦	—	￦	297,976

		618,652		—		618,652		(320,676)		—		297,976

Financial liabilities:
Derivatives		3,422,059		—		3,422,059		(320,676)		(1,918,005)		1,183,378

Total	￦	3,422,059	￦	—	￦	3,422,059	￦	(320,676)	￦	(1,918,005)	￦	1,183,378

5-4. Transfer of financial assets

The Bank has securities sold under repurchase agreements (“RP”), and it refers to the financial assets that have been transferred, but presented in the separate financial statements since the assets do not meet the conditions of derecognition. In case of securities sold under the RP, securities are disposed, but the Bank agrees to repurchase at the fixed amount, so that the Bank retains substantially all the risks and rewards of ownership of the securities. There are no carrying amounts of transferred assets and relevant liabilities as of June 30, 2016 and December 31, 2015.

6. OPERATING SEGMENT:

Though the Bank conducts business activities related to financial services, in accordance with relevant laws, such as the Export-Import Bank of Korea Act, it does not report separate segment information, as management considers the Bank to be operating under one core business.

7. CASH AND DUE FROM FINANCIAL INSTITUTIONS:

Restricted due from financial institutions as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

Detail	Financial Institution	June 30, 2016		Dec. 31, 2015		Reason for restriction
Others	DEUTSCHE BANK TRUST COMPANY AMERICAS and others	￦	826,102	￦	2,328,803	Credit support annex for derivative transactions

8. FINANCIAL ASSETS AT FVTPL:

Details of financial assets at FVTPL as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		Dec. 31, 2015
Equity securities
Beneficiary certificates	￦	1,206,715	￦	1,100,250
Debt securities
Debt securities in foreign currency		40,500		11,466
Derivative assets
Interest product		58,915		26,436
Currency product		288,863		309,292
Stock product		2,057		—

Subtotal		349,835		335,728

Total	￦	1,597,050	￦	1,447,444

9. FINANCIAL INVESTMENTS:

Details of financial investments as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		Dec. 31, 2015
AFS securities in local currency:
Debt securities in local currency
Debt securities	￦	110,187	￦	—
Equity securities in local currency
Marketable securities		805,626		201,814
Non-marketable securities		5,138,861		5,057,721
Equity investments in unincorporated entities		36,581		21,259
Others		23,751		12,843

Subtotal		6,115,006		5,293,637

AFS securities in foreign currency
Debt securities in foreign currency
Debt securities		504,257		538,703
Equity securities in foreign currency
Equity investment		4,423		4,423
Equity securities		11,683		—

Subtotal		520,363		543,126

HTM securities in foreign currency
Debt securities		107,559		108,487

Total	￦	6,742,928	￦	5,945,250

10. LOANS:

Loans as presented below exclude loan valuation adjustment related to fair value hedging amounting to ￦61,102 million and ￦73,236 million as of June 30, 2016, and December 31, 2015, respectively.

(1) Details of loans as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

	Detail	June 30, 2016	Dec. 31, 2015
Loans in local currency	Loans for export	￦11,392,855	￦10,022,782
	Loans for foreign investments	630,287	792,726
	Loans for import	1,367,083	1,192,280
	Troubled debt restructuring	2,418,126	2,628,688
	Others	411,981	316,377

	Subtotal	16,220,332	14,952,853

Loans in foreign currencies	Loans for export	26,859,732	25,471,097
	Loans for foreign investments	21,973,779	21,939,428
	Loans for rediscounted trading notes	116,470	392,620
	Loans for import	2,242,401	2,122,320
	Overseas funding loans	583,748	612,018
	Domestic usance bills	181,890	468,178
	Others	311,144	379,761

	Subtotal	52,269,164	51,385,422

Others	Foreign currency bills bought	1,028,485	1,348,597
	Advance for customers	26,628	23,809
	Call loans	1,688,237	901,594
	Interbank loans in foreign currency	1,662,658	799,945

	Subtotal	4,406,008	3,073,945

	Total loan	72,895,504	69,412,220
	Net deferred origination fees and costs	(425,548)	(446,118)
	Allowance for loan losses	(2,572,897)	(2,405,296)

	Total	￦69,897,059	￦66,560,806

(2) Changes in allowance for loan losses for the six months ended June 30, 2016 and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

	Individual assessment		Collective assessment		Total
Beginning balance	￦	1,994,753	￦	410,543	￦	2,405,296
Written-off		(441,489)		(92,308)		(533,797)
Collection of written-off loans		345		3,749		4,094
Loan-for-equity swap		(137,573)		(729)		(138,302)
Others		—		21,391		21,391
Unwinding effect		(18,166)		(3,340)		(21,506)
Foreign exchange translation		977		(934)		43
Provision for loan losses		478,548		357,130		835,678
Transfer		180,895		(180,895)		—

Ending balance	￦	2,058,290	￦	514,607	￦	2,572,897

(2015)

	Individual assessment		Collective assessment		Total
Beginning balance	￦	1,473,030	￦	340,603	￦	1,813,633
Written-off		(161,374)		(22,272)		(183,646)
Collection of written-off loans		1,428		783		2,211
Loan-for-equity swap		(15,223)		(28,145)		(43,368)
Others		—		(644)		(644)
Unwinding effect		(27,629)		(2,784)		(30,413)
Foreign exchange translation		4,076		7,850		11,926
Provision for loan losses		491,682		343,915		835,597
Transfer		228,763		(228,763)		—

Ending balance	￦	1,994,753	￦	410,543	￦	2,405,296

11. INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

(1) Details of investments in associates and subsidiaries as of June 30, 2016 and December 31, 2015 are as follows (Korean won in millions):

(June 30, 2016)

Company (*1)	Detail	Location	Business	Year-end	Ownership (%)	Net asset		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Finance	December	100.00	￦	43,034	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Finance	December	100.00		14,508		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Finance	December	85.00		26,610		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Finance	December	100.00		62,749		49,139
Korea Asset Management Corporation	Associate	Korea	Finance	December	25.86		424,577		380,520
Credit Guarantee and Investment Fund (*2)	Associate	Philippines	Finance	December	14.29		121,656		115,486
Korea Marine Guarantee Incorporated Company	Associate	Korea	Finance	December	49.99		47,826		50,000
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd. (*3)	Associate	Korea	Shipbuilding	December	70.71		(911,290)		—
DAESUN Shipbuilding & Engineering Co, Ltd.(*3)	Associate	Korea	Shipbuilding	December	67.27		(233,911)		—
EQP Global Energy Infrastructure Private Equity Fund	Associate	Korea	Finance	December	22.64		(207)		279
KTB Newlake Global Healthcare PEF	Associate	Korea	Finance	December	25.00		(58)		203

Total								￦	679,632

(Dec. 31, 2015)

Company (*1)	Detail	Location	Business	Year-end	Ownership (%)	Net asset		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Finance	December	100.00	￦	49,129	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Finance	December	100.00		13,842		10,275
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Finance	December	85.00		24,926		25,270
KEXIM Asia Limited	Subsidiary	Hong Kong	Finance	December	100.00		60,971		49,139
Korea Asset Management Corporation	Associate	Korea	Finance	December	25.86		430,985		380,520
Credit Guarantee and Investment Fund (*2)	Associate	Philippines	Finance	December	14.29		121,414		115,486
Korea Marine Guarantee Incorporated Company	Associate	Korea	Finance	December	49.99		48,847		50,000
SUNGDONG Shipbuilding & Marine Engineering Co, Ltd. (*3)	Associate	Korea	Shipbuilding	December	70.71		(1,020,391)		—
DAESUN Shipbuilding & Engineering Co, Ltd.(*3)	Associate	Korea	Shipbuilding	December	67.27		(259,708)		—
EQP Global Energy Infrastructure Private Equity Fund (PEF)	Associate	Korea	Finance	December	22.64		(105)		175

Total								￦	679,325

(*1)	In cases of associates, the amounts represent net asset after taking into account percentage of ownership.
(*2)	As of June 30, 2016 and December 31, 2015, Credit Guarantee and Investment Fund are classified into an associate because the Bank has significant influence in the way of representation on the board of directors or equivalent governing body of the investee.
(*3)	Those companies are under the creditor-led work out program. And the Bank should have at least 75% of the total creditor’s loans to have substantive control based on the creditor’s agreement. As the Bank has only 70.71%, 67.27%, respectively, of the total creditor’s loans, those are classified into an associate.

(2) There are no changes in investments in associates and subsidiaries for the six months ended June 30, 2016. Changes in investments in associates and subsidiaries for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

Company	Detail	Beginning balance		Acquisition		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		115,486
Korea Marine Guarantee Inc.	Associate		50,000		—		—		50,000
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.	Associate		—		2,876		(2,876)		—
DAESUN Shipbuilding & Engineering Co, Ltd.	Associate		—		1,034		(1,034)		—
EQP Global Energy Infrastructure Private Equity Fund	Associate		175		104		—		279
KTB Newlake Global Healthcare PEF	Associate		—		203		—		203

Total		￦	679,325	￦	4,217	￦	(3,910)	￦	679,632

(2015)

Company	Detail	Beginning balance		Acquisition		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	￦	48,460	￦	—	￦	—	￦	48,460
KEXIM Vietnam Leasing Co.	Subsidiary		10,275		—		—		10,275
PT.KOEXIM Mandiri Finance	Subsidiary		25,270		—		—		25,270
KEXIM Asia Limited	Subsidiary		49,139		—		—		49,139
Korea Asset Management Corporation	Associate		380,520		—		—		380,520
Credit Guarantee and Investment Fund	Associate		115,486		—		—		115,486
Korea Marine Guarantee Inc.	Associate		30,000		20,000		—		50,000
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.	Associate		—		—		—		—
DAESUN Shipbuilding & Engineering Co, Ltd.	Associate		—		—		—		—
EQP Global Energy Infrastructure Private Equity Fund	Associate		—		175		—		175

Total		￦	659,150	￦	20,175	￦	—	￦	679,325

(3) Summarized financial information of associates and subsidiaries as of and for the six months ended June 30, 2016, and for the year ended December 31, 2015, is as follows (Korean won in millions):

(2016)

Company	Assets		Liabilities		Operating income (loss)		Net income (loss)
KEXIM Bank UK Limited	￦	494,983	￦	451,949	￦	(1,056)	￦	(1,443)
KEXIM Vietnam Leasing Co.		165,440		138,830		1,851		1,403
PT.KOEXIM Mandiri Finance		159,989		145,481		938		763
KEXIM Asia Limited		435,172		372,423		1,310		1,084
Korea Asset Management Corporation		2,525,045		883,215		23,857		22,040
Credit Guarantee and Investment Fund		900,396		49,055		4,659		4,932
Korea Marine Guarantee Inc.		123,303		3,948		(2,494)		(2,592)
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.		1,989,853		3,278,623		79,056		85,332
DAESUN Shipbuilding & Engineering Co, Ltd.		404,593		752,313		(3,929)		42,648
EQP Global Energy Infrastructure Private Equity Fund		1		914		(915)		(915)
KTB Newlake Global Healthcare PEF		5		236		(474)		(474)

(2015)

Company	Assets		Liabilities		Operating income (loss)		Net income (loss)
KEXIM Bank UK Limited	￦	537,201	￦	488,072	￦	5,153	￦	4,174
KEXIM Vietnam Leasing Co.		162,272		148,430		1,980		1,546
PT.KOEXIM Mandiri Finance		162,987		138,061		3,984		3,451
KEXIM Asia Limited		415,007		354,036		3,875		3,224
Korea Asset Management Corporation		2,629,969		963,361		108,697		91,336
Credit Guarantee and Investment Fund		890,636		40,991		7,773		7,247
Korea Marine Guarantee Inc.		122,331		427		(2,262)		(2,263)
SUNGDONG Shipbuilding & Marine Engineering Co. Ltd.		2,087,995		3,531,060		(38,005)		(245,012)
DAESUN Shipbuilding & Engineering Co, Ltd.		396,381		782,448		(8,056)		(41,147)
EQP Global Energy Infrastructure Private Equity Fund		3		465		(1,232)		(1,232)

12. TANGIBLE ASSETS:

Changes in tangible assets for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

Detail	Beginning balance		Acquisitions		Transfer		Disposals		Depreciation		Others		Ending balance
Lands	￦	191,193	￦	—	￦	—	￦	—	￦	—	￦	—	￦	191,193
Buildings		69,268		—		—		—		(1,490)		—		67,778
Vehicles		1,355		217		—		—		(725)		—		847
Furniture and fixture		9,682		2,941		—		(1)		(5,020)		—		7,602

Total	￦	271,498	￦	3,158	￦	—	￦	(1)	￦	(7,235)	￦	—	￦	267,420

(2015)

Detail	Beginning balance		Acquisitions		Transfer		Disposals		Depreciation		Others		Ending balance
Lands	￦	191,306	￦	—	￦	—	￦	(113)	￦	—	￦	—	￦	191,193
Buildings		72,676		—		—		(19)		(3,372)		(17)		69,268
Vehicles		1,378		561		—		(18)		(566)		—		1,355
Furniture and fixture		8,179		4,850		—		(7)		(3,340)		—		9,682

Total	￦	273,539	￦	5,411	￦	—	￦	(157)	￦	(7,278)	￦	(17)	￦	271,498

13. INTANGIBLE ASSETS:

Changes in intangible assets for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Impairment		Ending balance
Computer software	￦	5,419	￦	690	￦	—	￦	(823)	￦	—	￦	5,286
System development fees		18,449		5,121		—		(1,605)		—		21,965
Memberships		4,671		—		—		—		(538)		4,133

Total	￦	28,539	￦	5,811	￦	—	￦	(2,428)	￦	(538)	￦	31,384

(2015)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Impairment		Ending balance
Computer software	￦	4,725	￦	2,099	￦	—	￦	(1,405)	￦	—	￦	5,419
System development fees		8,785		12,176		—		(2,512)		—		18,449
Memberships		4,671		—		—		—		—		4,671

Total	￦	18,181	￦	14,275	￦	—	￦	(3,917)	￦	—	￦	28,539

14. OTHER ASSETS:

(1) Details of other assets as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Other financial assets:
Guarantee deposits	￦	36,583	￦	36,944
Accounts receivable		181,459		193,667
Accrued income		762,737		760,345
Receivable spot exchange		110		74
Allowances for loan losses on other assets		(44,515)		(43,120)

Subtotal		936,374		947,910

Other assets:
Prepaid expenses		5,209		7,155
Advance payments		3,893		—
Current income tax asset		1,441		2,561
Sundry assets		9,186		15,361

Subtotal		19,729		25,077

Total	￦	956,103	￦	972,987

(2) Changes in allowances for loan losses on other assets for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

	2016		2015
Beginning balance	￦	43,120	￦	43,466
Write-off		(7,521)		(57)
Collection of written-off loans		2		—
Foreign exchange translation		—		3
Transfer in		1,395		(349)
Others		7,519		57

Ending balance	￦	44,515	￦	43,120

15. BORROWINGS:

Details of borrowings as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

Detail	Lender	Interest rate (%)	Amount
Call money
Call money in local currency	WOORI BANK	1.24	￦100,000
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF STRATEGY AND FINANCE	LIBOR 3M+0.25~ LIBOR 3M+0.78	2,938,072
Long term borrowings from foreign financial institutions	BANK OF TOKYO-MITSUBISHI UFJ, Ltd., and others	LIBOR 3M+0.4~ LIBOR 3M+1.1	3,494,100
Discount on borrowings			(6,033)
Commercial papers (“CP”)	CITIBANK N.A., HONG KONG and others	0.01~2.5	1,978,491
Offshore CP in foreign currency	CITIBANK N.A., HONG KONG	—	57,976
Others (foreign banks)	DBS BANK LTD, SINGAPORE BRANCH	0.09~2.23	181,891
Others (CSA)	CITI BANK and others	—	198,989

Subtotal			8,843,486

Total			￦8,943,486

(December 31, 2015)

Detail	Lender	Interest rate (%)	Amount
Call money
Call money in local currency	Korea Development Bank	1.58	￦200,000
Borrowings in foreign currencies:
Borrowings from the Government	MINISTRY OF STRATEGY AND FINANCE	LIBOR 3M+0.25 ~ LIBOR 3M+0.50	3,097,502
Short term borrowings from domestic financial institutions	Small and Medium-Sized Banks	0.54~0.64	58,600
Short term borrowings from foreign financial institutions	HSBC BANK PLC, LONDON	0.52~0.68	117,200
Long term borrowings from foreign financial institutions	BANK OF TOKYO-MITSUBISHI UFJ, Ltd., and others	LIBOR 3M +0.30 ~ LIBOR 3M+0.50	3,398,800
Discount on borrowings		—	(7,855)
CP	CITIBANK N.A., HONG KONG and others	0.10~2.50	4,613,392
Others (foreign banks)	DEUTSCHE BANK AG, LONDON BRANCH and others	0.16~1.94	468,178
Others (CSA)	CITI BANK	—	11,755

Subtotal			11,757,572

Total			￦11,957,572

16. DEBENTURES:

Details of debentures as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

Detail	June 30, 2016			December 31, 2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Local currency:
Floating rate	1.37~1.64	￦	2,270,000	1.68~1.89	￦	1,520,000
Fixed rate	1.48~4.50		9,310,000	1.53~4.59		8,180,000

Balance			11,580,000			9,700,000

Fair value hedging income			37,147			(7,798)
Discount on debentures:			(51,934)			(43,128)

Subtotal			11,565,213			9,649,074

Foreign currencies
Floating rate	LIBOR+0.25 ~LIBOR+1.0		8,553,257	LIBOR+0.2 ~LIBOR+0.9		8,338,799
Fixed rate	0.12~9.32		38,392,644	0.12~9.32		35,007,292

Balance			46,945,901			43,346,091

Fair value hedging income			1,172,596			388,140
Discount on debentures			(143,972)			(143,689)

Subtotal			47,974,525			43,590,542

Total		￦	59,539,738		￦	53,239,616

17. PROVISIONS:

(1) Details of provisions as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Provisions for acceptances and guarantees	￦	1,029,836	￦	241,719
Provisions for unused loan commitments		194,447		151,618
Provision for others		15,197		—

Total	￦	1,239,480	￦	393,337

(2) Changes in provisions for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

Detail	Acceptances and guarantees						Unused loan commitments		Provision for others		Total
	Individual assessment		Collective assessment		Subtotal
Beginning balance	￦	50,761	￦	190,958	￦	241,719	￦	151,618	￦	—	￦	393,337
Foreign exchange translation		(138)		(45)		(183)		(13)		—		(196)
Additional provisions (Reversal of provision)		217,663		570,637		788,300		42,842		16,316		847,458
Transfers in (out)		—		—		—		—		—		—
Settlement		—		—		—		—		(1,119)		(1,119)

Ending balance	￦	268,286	￦	761,550	￦	1,029,836	￦	194,447	￦	15,197	￦	1,239,480

(2015)

Detail	Acceptances and guarantees						Unused loan commitments		Total
	Individual assessment		Collective assessment		Subtotal
Beginning balance	￦	5,244	￦	113,939	￦	119,183	￦	175,994	￦	295,177
Foreign exchange translation		2		70		72		168		240
Additional provisions (Reversal of provision)		45,809		76,655		122,464		(24,544)		97,920
Transfers in (out)		(294)		294		—		—		—

Ending balance	￦	50,761	￦	190,958	￦	241,719	￦	151,618	￦	393,337

18. RETIREMENT BENEFIT PLAN:

The Bank operates both defined benefit plan and defined contribution plan.

(1)	Defined benefit plan

The Bank operates defined benefit plans, which have the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the separate statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method. The present value of the defined benefit obligation is calculated using the projected unit credit method (“PUC”). The data used in the PUC, such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset, are based on observable market data and historical data, which are annually updated.

Actuarial assumptions may differ from actual results due to change in the market, economic trend and mortality trend, which may affect defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income or loss.

(2) Details of defined benefit obligation as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Present value of defined benefit obligations	￦	88,484	￦	82,504
Fair value of plan assets		(32,771)		(34,716)

Net defined benefit obligation	￦	55,713	￦	47,788

(3) Changes in net defined benefit obligations for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	82,504	￦	(34,716)	￦	47,788
Contributions from the employer		—		—		—
Current service cost		5,303		—		5,303
Interest expense (income)		1,477		(623)		854
Return on plan assets, excluding the interest expense (income)		—		—		—
Actuarial gains and losses arising from changes in financial assumptions		—		—		—
Actuarial gains and losses arising from experience adjustments		—		—		—
Management fee on plan assets		—		—		—
Benefits paid		(800)		2,568		1,768

Ending balance	￦	88,484	￦	(32,771)	￦	55,713

(2015)

	Present value of the defined benefit obligation		Plan assets		Net defined benefit obligation
Beginning balance	￦	82,626	￦	(35,363)	￦	47,263
Contributions from the employer		—		(1,000)		(1,000)
Current service cost		11,217		—		11,217
Interest expense (income)		3,348		—		3,348
Return on plan assets, excluding the interest expense (income)		—		(1,439)		(1,439)
Actuarial gains and losses arising from changes in financial assumptions		(4,666)		637		(4,029)
Actuarial gains and losses arising from experience adjustments		(5,147)		—		(5,147)
Management fee on plan assets		—		80		80
Benefits paid		(4,874)		2,369		(2,505)

Ending balance	￦	82,504	￦	(34,716)	￦	47,788

(4) Details of plan assets as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Cash and cash equivalent	￦	8,109	￦	4,413
Debt securities		2,301		8,862
Others		22,361		21,441

Total	￦	32,771	￦	34,716

(5) Actuarial assumptions used in retirement benefit obligation assessment as of June 30, 2016, and December 31, 2015, are as follows:

	June 30, 2016	December 31, 2015
Discount rate	3.59%	3.59%
Expected wage growth rate	2.50%	2.50%

(6) Retirement benefit cost incurred from the defined contribution plan for the six months ended June 30, 2016 and 2015, is as follows (Korean won in millions):

	2016		2015
Retirement benefit cost	￦	195	￦	117

19. OTHER LIABILITIES:

Details of other liabilities as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Other financial liabilities:
Guarantee deposits	￦	1,018,019	￦	824,988
Foreign exchanges payable		77,798		146,108
Accounts payable		16,690		42,439
Accrued expenses		546,289		560,266
Guarantee deposit received		159		159

Subtotal		1,658,955		1,573,960

Other liabilities:
Allowance for credit loss in derivatives		19,598		36,681
Unearned income		137,207		187,782
Sundry liabilities		9,938		5,203

Subtotal		166,743		229,666

Total	￦	1,825,698	￦	1,803,626

20. DERIVATIVES:

The Bank operates derivatives both for trading and hedging purposes. Derivatives held for trading purpose are included in financial assets and liabilities at FVTPL.

(1) Fair value hedge

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. When applying fair value hedge, the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized in profit or loss.

The Bank shall discontinue prospectively the fair value hedge if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Any adjustment arising from the gain or loss on the hedged item attributable to the hedged risk to the carrying amount of a hedged financial instrument for which the effective interest method is used shall be amortized to profit or loss.

The Bank uses interest rate swaps for hedging changes of fair values in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of fair values in hedged items arising from changes in foreign exchange rates

(2) Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and could affect profit or loss. When applying cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income; and the ineffective portion of the gain or loss on the hedging instrument are recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. The forecasted transaction is no longer expected to occur, any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective are reclassified from equity to profit or loss as a reclassification adjustment.

The Bank uses interest rate swaps for hedging changes of cash flows in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes of cash flows in hedged items arising from changes in foreign exchange.

(3) Details of derivative assets and liabilities as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	28,570,896	￦	810,683	￦	—	￦	58,915	￦	869,598
Currency:
Currency forwards		5,840,555		—		—		104,088		104,088
Currency swaps		20,311,074		75,088		—		184,775		259,863

Subtotal		26,151,629		75,088		—		288,863		363,951
Stock:
Stock options		—		—		—		2,057		2,057

Total	￦	54,722,525	￦	885,771	￦	—	￦	349,835	￦	1,235,606

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	28,570,896	￦	44,180	￦	—	￦	82,212	￦	126,392
Currency:
Currency forwards		5,840,555		—		—		97,039		97,039
Currency swaps		20,311,074		1,660,988		—		269,662		1,930,650

Subtotal		26,151,629		1,660,988		—		366,701		2,027,689
Stock:
Stock options		—		—		—		—		—

Total	￦	54,722,525	￦	1,705,168	￦	—	￦	448,913	￦	2,154,081

(December 31, 2015)

			Derivative assets
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	23,110,758	￦	269,882	￦	—	￦	26,436	￦	296,318
Currency:
Currency forwards		6,155,857		—		—		208,011		208,011
Currency swaps		19,101,356		13,042		—		101,281		114,323

Subtotal		25,257,213		13,042		—		309,292		322,334

Total	￦	48,367,971	￦	282,924	￦	—	￦	335,728	￦	618,652

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	￦	23,110,758	￦	99,345	￦	719	￦	59,556	￦	159,620
Currency:
Currency forwards		6,155,857		—		—		95,634		95,634
Currency swaps		19,101,356		2,514,764		—		652,041		3,166,805

Subtotal		25,257,213		2,514,764		—		747,675		3,262,439

Total	￦	48,367,971	￦	2,614,109	￦	719	￦	807,231	￦	3,422,059

(4) Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Fair value hedge—hedged items	￦	(830,051)	￦	71,407
Fair value hedge—hedging instruments	￦	1,151,966	￦	(696,011)

(5) The Bank recognized ￦(1,331) million and ￦1,078 million as other comprehensive income (losses) (not adjusting tax effect) for the six months ended June 30, 2016 and 2015, and ￦41 million was recognized as cash flow hedge ineffectiveness for the six months ended June 30, 2015.

21. CAPITAL STOCK:

As of June 30, 2016, the authorized capital and paid-in capital of the Bank are ￦15,000,000 million and ￦9,378,055 million, respectively. The Bank does not issue share certificates.

Changes in capital stock for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

	2016		2015
Beginning balance	￦	8,878,055	￦	7,748,055
Paid-in capital increase and investment in kind		500,000		1,130,000

Ending balance	￦	9,378,055	￦	8,878,055

22. OTHER COMPONENTS OF EQUITY:

(1) Details of other components of equity as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Gain on valuation of AFS securities	￦	227,680	￦	116,369
Loss on valuation of cash flow hedge		(1,140)		(131)
Re-measurement elements of net defined benefit liability		3,742		3,742

Total	￦	230,282	￦	119,980

(2) Changes in other components for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

(2016)

	Beginning balance		Increase (decrease)		Tax effect		Ending balance
Gain on valuation of AFS securities	￦	116,369	￦	146,848	￦	(35,537)	￦	227,680
Loss on valuation of cash flow hedge		(131)		(1,331)		322		(1,140)
Remeasurements of net defined benefit liability		3,742		—		—		3,742

Total	￦	119,980	￦	145,517	￦	(35,215)	￦	230,282

(2015)

	Beginning balance		Increase (decrease)		Tax effect		Ending balance
Gain on valuation of AFS securities	￦	116,276	￦	121	￦	(28)	￦	116,369
Loss on valuation of cash flow hedge		(2,062)		2,548		(617)		(131)
Remeasurements of net defined benefit liability		(3,212)		9,175		(2,221)		3,742

Total	￦	111,002	￦	11,844	￦	(2,866)	￦	119,980

23. RETAINED EARNINGS:

(1) Details of retained earnings as of as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Legal reserve (*1)	￦	328,857	￦	326,661
Voluntary reserve (*2)		1,216,736		1,106,825
Reserve for bad loan		476,882		572,420
Unappropriated retained earnings		(937,932)		21,957

Total	￦	1,084,543	￦	2,027,863

(*1)	Pursuant to the EXIM Bank Act, the Bank appropriates 10% of net income for each accounting period as legal reserve, until the accumulated reserve equals to its paid-in capital.
(*2)	The Bank appropriates the remaining balance of net income, after the appropriation of legal reserve and declaration of dividends, to voluntary reserve.

(2) Changes in retained earnings for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

	2016		2015
Beginning balance	￦	2,027,863	￦	2,021,095
Net income (loss) for the period		(937,932)		21,957
Dividends		(5,388)		(15,189)

Ending balance	￦	1,084,543	￦	2,027,863

(3) Reserve for bad loans

Reserve for bad loans is calculated and disclosed according to Article 29 (1) and (2), Regulation on Supervision of Banking Business. In accordance with Regulation on Supervision of Banking Business, etc., if the estimated allowance for credit loss determined by K-IFRS for the accounting purpose is lower than those for the regulatory purpose required by Regulation on Supervision of Banking Business, the Bank should reserve such difference as the regulatory reserve for bad loans. Due to the fact that regulatory reserve for bad loans is a voluntary reserve, the amounts that exceed the existing reserve for bad loans over the compulsory reserve for bad loans at the period-end date are reversed in profit. In case of accumulated deficit, the Bank should recommence setting aside reserve for bad loans at the time when accumulated deficit is gone.

1) Reserve for bad loans

Details of reserve for bad loans as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

	June 30, 2016		December 31, 2015
Accumulated reserve for bad loans	￦	476,882	￦	572,420
Expected reserve for bad loans (expected reversal of bad loans)		191,575		(95,538)

Reserve for bad loans	￦	668,457	￦	476,882

2) Expected reserve for bad loans and net income after adjusting reserve for bad loans.

Details of expected reserve for bad loans and net income after adjusting the reserve for six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Net income (loss) for the period	￦	(937,932)	￦	35,693
Expected reserve for bad loans		(191,575)		(33,567)

Net profit (loss) after adjusting the reserve for bad loans (*1)	￦	(1,129,507)	￦	2,126

(*1)	Adjusted profit (loss) considering reserves for bad debt as above is calculated by assuming that the provision in reserves for bad debt before income tax is reflected in net income.

(4) Details of dividends for the six months ended June 30, 2016, and for the year ended December 31, 2015, are as follows (Korean won in millions):

	2016		2015
The Government	￦	3,981	￦	10,644
BOK		707		2,284
Korea Development Bank		700		2,262

Total	￦	5,388	￦	15,190

24. NET INTEREST INCOME:

Net interest income is the amount after deduction of interest expenses from interest income, and the details are as follows:

(1) Details of interest income for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Interest of due from financial institutions:
Due from financial institutions in local currency	￦	836	￦	1,786
Due from financial institutions in foreign currencies		5,351		2,318

Subtotal		6,187		4,104

Interest of financial assets at FVTPL:
Interest of trading securities		855		426
Interest of investments:
Interest of AFS securities		6,328		4,482
Interest of HTM securities		1,194		766

Subtotal		7,522		5,248

Interest of loans:
Interest of loans in local currency		242,515		232,509
Interest of loans in foreign currencies		807,106		627,283
Interest of bills bought		6,469		4,295
Interest of advances for customers		—		36
Interest of call loans		7,003		7,388
Interest of interbank loans		2,202		1,341

Subtotal		1,065,295		872,852

Interest of others		2,774		5,857

Total	￦	1,082,633	￦	888,487

(2) Details of interest expenses for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Interest of borrowings:
Borrowings in foreign currencies	￦	57,290	￦	34,946
Securities sold under RP		—		229
Interest of call money		2,143		1,433
Interest of debentures:
Interest of debentures in local currency		98,046		107,034
Interest of debentures in foreign currencies		512,156		454,799
Interest of others		10,446		3,460

Total	￦	680,081	￦	601,901

25. NET COMMISSION INCOME:

Net commission income is the amount after deduction of commission expenses from commission income, and the details are as follows.

(1) Details of commission income for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Commission income in local currency:
Commission income on management of EDCF	￦	7,323	￦	6,458
Commission income on management of IKCF		1,138		1,407
Other commission income in local currency		2		—

Subtotal		8,463		7,865

Commission income in foreign currency:
Commission income on letter of credit		1,101		1,458
Commission income on confirmation on export letter of credit		—		385
Commission income on loan commitments		22,165		38,126
Management fee		61		1
Arrangement fee		6,552		5,397
Advisory fee		769		1,178
Cancellation fee		—		3,066
Prepayment fee		6,408		1,856
Sundry commission income on foreign exchange		196		267
Structuring fee		2,682		—
Brokerage fee for foreign currency exchange funds		1,404		—
Other commission income in foreign currency		196		378

Subtotal		41,534		52,112

Others:
Other commission income		5,319		835
Guarantee fees in foreign currency:
Guarantee fees in foreign currency		111,917		93,838
Premium for guarantee		32,266		22,457

Subtotal		144,183		116,295

Total	￦	199,499	￦	177,107

(2) Details of commission expenses for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Commission expenses in local currency:
Commission expenses on domestic transaction	￦	292	￦	174
Other commission expenses on domestic transaction		—		27

Subtotal		292		201

Commission expenses in foreign currency:
Service fees paid to credit-rating agency		1,337		1,950
Sundry commission expenses on foreign exchange		401		594
Sundry commissions expenses on offshore transaction		7		9

Subtotal		1,745		2,553

Others:
Other commissions expenses		2,676		522

Total	￦	4,713	￦	3,276

26. DIVIDEND INCOME:

Details of dividend income for six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
AFS securities	￦	21,583	￦	15,229
Investments in associates		7,999		8,057

Total	￦	29,582	￦	23,286

27. GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets at FVTPL for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Trading securities:
Gain on valuation	￦	5,830	￦	5,975
Loss on valuation		(498)		(219)
Gain on disposal		6,355		7,133
Loss on disposal		(682)		(58)

Subtotal		11,005		12,831

Trading derivatives:
Gain on valuation		410,340		100,573
Loss on valuation		(211,209)		(325,382)
Gain on transaction		461,267		157,769
Loss on transaction		(425,652)		(182,373)

Subtotal		234,746		(249,413)

Total	￦	245,751	￦	(236,582)

28. GAIN (LOSS) ON HEDGING DERIVATIVES:

Details of gain (loss) on hedging derivatives for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Gain on hedging derivatives	￦	1,247,119	￦	96,354
Loss on hedging derivatives		(95,153)		(792,324)

Total	￦	1,151,966	￦	(695,970)

29. GAIN (LOSS) ON FINANCIAL INVESTMENTS:

Details of gain (loss) on financial investments for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
AFS securities:
Gain on disposals	￦	4,479	￦	7,885
Loss on disposals		—		(278)
Impairment loss		(3,465)		(50,271)

Total	￦	1,014	￦	(42,664)

30. OTHER OPERATING INCOME (EXPENSES):

Details of other operating income (expenses) for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Other operating income:
Gain on fair value hedged items	￦	52,317	￦	167,106
Others		15,241		12,315

Subtotal		67,558		179,421

Other operating expenses:
Loss on fair value hedged items		882,368		95,699
Contribution to Credit Guarantee Fund and Technology Credit Guarantee Fund		2,678		2,543
Others		49,042		13,552

Subtotal		934,088		111,794

Total	￦	(866,530)	￦	67,627

31. (REVERSAL OF) IMPAIRMENT LOSS ON CREDIT:

Details of impairment loss (reversal) on credit for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Loans	￦	835,678	￦	363,396
Other financial assets		1,395		3,657
Guarantees		788,300		48,218
Unused loan commitments		42,842		(70,456)
Financial guarantee contract		124,000		(15,349)

Total	￦	1,792,215	￦	329,466

32. GENERAL AND ADMINISTRATIVE EXPENSES:

Details of general and administrative expenses for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	Detail	2016	2015
General and administrative	Short-term salaries	￦58,341	￦48,608
Other expenses in financing department	Office expenses	26,094	26,868

	Subtotal	84,435	75,476

Office expenses of EDCF		833	845

General and administrative	Postemployment benefit (defined contributions)	195	117
Others	Postemployment benefit (defined benefits)	6,157	6,563
	Depreciation of tangible assets	7,235	3,668
	Amortization of intangible assets	2,428	1,836
	Taxes and dues	15,683	17,012

	Subtotal	31,698	29,196

	Total	￦116,966	￦105,517

33. NON-OPERATING INCOME (EXPENSES):

Details of non-operating income (expenses) for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	Detail	2016	2015
Gain (loss) on investments in associates and subsidiaries	Dividend income	￦7,999	￦8,057
	Impairment loss	(3,909)	—

	Subtotal	4,090	8,057

Others income	Gain on disposals of tangible assets	33	32
	Rental income	81	78
	Interest on other loans	44	69
	Revenue on research project	2,027	27
	Other miscellaneous income	295	233

	Subtotal	2,480	439

Others expenses	Loss on disposal of tangible assets	1	2
	Impairment loss on intangible assets	538	—
	Expenses for contribution	2,401	1,887
	Court cost	1,541	247
	Expenses on research project	2,022	896
	Other miscellaneous expenses	4,025	84

	Subtotal	10,528	3,116

	Total	￦(3,958)	￦5,380

34. INCOME TAX EXPENSE (BENEFIT):

(1) Details of income tax expenses (benefit) for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Current income tax payable	￦	—	￦	—
Adjustment recognized in the period for current tax of prior periods		(4,203)		13,291
Changes in deferred income taxes due to temporary differences		(261,835)		11,883
Changes in deferred income taxes directly recognized in equity		(35,215)		(907)

Income tax expense (benefit)	￦	(301,253)	￦	24,267

(2) Details of the reconciliation between net income before income tax and income tax expense (benefit) for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Net income (loss) before income tax	￦	(1,239,185)	￦	59,960
Income tax (benefit) calculated at statutory tax rate (11% up to ￦200 million, 22% over ￦200 million to ￦20 billion and 24.2% over ￦20 billion)		(299,421)		14,279
Adjustments:
Effect on non-taxable income		(852)		(1,036)
Effect on non-deductible expense		2,680		540
Unrecognized temporary differences		946		—
Others		114		224

		2,888		(272)

Adjustment recognized in the period for current tax of prior periods		(4,720)		10,260

Income tax expense (benefit)	￦	(301,253)	￦	24,267

Effective tax rate from operations (*1)		—		40.47%

(*1)	The Bank had net loss become income tax during the six months ended June 30, 2016, hence the Bank did not calculate the effective tax rate from operation.

35. STATEMENTS OF CASH FLOWS:

(1) Cash and cash equivalents as of June 30, 2016, and December 31, 2015, are equal to the due from financial institutions in the statements of cash flows.

(2) Details of significant noncash investing and financing transactions for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

	2016		2015
Loan-for-equity swap	￦	35,009	￦	6,870
Gain on valuation of AFS securities		111,310		2,025

36. CONTINGENT LIABILITIES AND COMMITMENTS:

(1) Details of contingent liabilities and commitments as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

Detail		June 30, 2016	December 31, 2015
Guarantees	Confirmed	￦55,839,815	￦57,095,894
	Unconfirmed	8,301,413	11,617,760

	Subtotal	64,141,228	68,713,654

Loan commitments	Local currency, foreign currency, offshore loan commitments	22,651,436	25,341,263
	Others	1,308,702	1,289,986

	Subtotal	23,960,138	26,631,249

	Total	￦88,101,366	￦95,344,903

(2) Details of guarantees that have been provided for others as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

Detail		June 30, 2016	December 31, 2015
Confirmed guarantees	Local currency:
	Performance of contracts	￦77,016	￦112,848
	Repayment of advances	51,475	58,424
	Others	359,635	252,196

	Subtotal	488,126	423,468

	Foreign currency:
	Performance of contracts	14,622,658	14,934,605
	Repayment of advances	21,312,469	22,584,838
	Acceptances of imported goods	—	12,374
	Acceptance of import letter of credit outstanding	64,194	197,391
	Foreign liabilities	11,276,859	10,201,511
	Others	8,075,509	8,741,707

	Subtotal	55,351,689	56,672,426

Unconfirmed guarantees	Foreign liabilities	1,689,350	2,470,968
	Repayment of advances	6,533,603	8,898,001
	Performance of contracts	78,434	248,764
	Others	26	27

	Subtotal	8,301,413	11,617,760

	Total	￦64,141,228	￦68,713,654

(3) Details of guarantees classified by country as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	41,305,569	73.97	￦	6,566,224	79.10	￦	47,871,793	74.63
	Saudi Arabia		2,198,589	3.94		29,628	0.36		2,228,217	3.47
	India		317,046	0.57		295,712	3.56		612,758	0.96
	Indonesia		1,111,819	1.99		34,958	0.42		1,146,777	1.79
	Vietnam		935,813	1.68		507,080	6.11		1,442,893	2.25
	Australia		768,235	1.38		95,437	1.15		863,672	1.35
	Philippines		360,761	0.65		45,839	0.55		406,600	0.63
	Qatar		349,410	0.63		—	—		349,410	0.54
	Singapore		352,369	0.63		—	—		352,369	0.55
	Oman		287,759	0.52		43,607	0.53		331,366	0.52
	Others		490,848	0.88		202,900	2.44		693,748	1.08

Subtotal			48,478,218	86.84		7,821,385	94.22		56,299,603	87.77

Europe	United Kingdom		482,798	0.86		1,709	0.02		484,507	0.76
	France		503,486	0.90		154	—		503,640	0.79
	Uzbekistan		316,931	0.57		32,479	0.39		349,410	0.54
	Others		143,325	0.25		79,424	0.96		222,749	0.35

Subtotal			1,446,540	2.58		113,766	1.37		1,560,306	2.44

America	U.S.A.		3,310,011	5.93		255,311	3.08		3,565,322	5.56
	Brazil		532,006	0.95		15,812	0.19		547,818	0.85
	Mexico		310,167	0.56		2,112	0.03		312,279	0.49
	Bermuda		177,595	0.32		—	—		177,595	0.28
	Others		315,861	0.56		72,444	0.87		388,305	0.61

Subtotal			4,645,640	8.32		345,679	4.17		4,991,319	7.79

Africa	Madagascar		173,165	0.31		—	—		173,165	0.27
	Marshall Islands		789,502	1.41		—	—		789,502	1.23
	Others		306,750	0.54		20,583	0.24		327,333	0.50

Subtotal			1,269,417	2.26		20,583	0.24		1,290,000	2.00

Total		￦	55,839,815	100.00	￦	8,301,413	100.00	￦	64,141,228	100.00

(December 31, 2015)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	￦	43,492,499	76.17	￦	9,126,674	78.56	￦	52,619,173	76.58
	Saudi Arabia		1,662,977	2.91		88,738	0.76		1,751,715	2.55
	India		269,754	0.47		362,530	3.12		632,284	0.92
	Indonesia		1,139,405	2.00		45,222	0.39		1,184,627	1.72
	Vietnam		785,348	1.38		675,725	5.82		1,461,073	2.13
	Australia		750,719	1.31		118,366	1.02		869,085	1.26
	Philippines		447,385	0.78		20,118	0.17		467,503	0.68
	Qatar		351,600	0.62		—	—		351,600	0.51
	Singapore		324,148	0.57		—	—		324,148	0.47
	Oman		243,356	0.43		90,832	0.78		334,188	0.49
	Others		433,183	0.76		247,977	2.13		681,160	0.99

Subtotal			49,900,374	87.40		10,776,182	92.75		60,676,556	88.30

Europe	United Kingdom		486,294	0.85		1,720	0.01		488,014	0.71
	France		516,352	0.90		155	—		516,507	0.75
	Netherlands		11,720	0.02		—	—		11,720	0.02
	Uzbekistan		279,178	0.49		72,422	0.62		351,600	0.51
	Others		145,835	0.26		108,646	0.94		254,481	0.37

Subtotal			1,439,379	2.52		182,943	1.57		1,622,322	2.36

America	U.S.A.		3,451,403	6.04		387,892	3.34		3,839,295	5.59
	Brazil		489,408	0.86		47,519	0.41		536,927	0.78
	Mexico		316,694	0.55		2,404	0.02		319,098	0.46
	Bermuda		131,850	0.23		—	—		131,850	0.19
	Others		297,915	0.52		105,401	0.91		403,316	0.59

Subtotal			4,687,270	8.20		543,216	4.68		5,230,486	7.61

Africa	Madagascar		174,250	0.31		—	—		174,250	0.25
	Marshall Islands		629,281	1.10		48,008	0.41		677,289	0.99
	Others		265,340	0.47		67,411	0.59		332,751	0.49

Subtotal			1,068,871	1.88		115,419	1.00		1,184,290	1.73

Total		￦	57,095,894	100.00	￦	11,617,760	100.00	￦	68,713,654	100.00

(4) Details of guarantees classified by industry as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	27,005,662	48.36	￦	6,819,702	82.15	￦	33,825,364	52.74
Transportation		2,134,825	3.82		53,558	0.65		2,188,383	3.41
Finance		2,289,716	4.10		1,863	0.02		2,291,579	3.57
Wholesale and retail		2,170,865	3.89		33,340	0.40		2,204,205	3.44
Real estate		529,824	0.95		—	—		529,824	0.83
Construction		13,863,097	24.83		215,142	2.59		14,078,239	21.95
Public and others		7,845,826	14.05		1,177,808	14.19		9,023,634	14.06

Total	￦	55,839,815	100.00	￦	8,301,413	100.00	￦	64,141,228	100.00

(December 31, 2015)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	￦	27,439,560	48.06	￦	9,785,094	84.23	￦	37,224,654	54.17
Transportation		1,896,664	3.32		101,901	0.88		1,998,565	2.91
Finance		2,364,282	4.14		1,875	0.02		2,366,157	3.44
Wholesale and retail		2,222,793	3.89		36,361	0.31		2,259,154	3.29
Real estate		550,444	0.96		—	—		550,444	0.80
Construction		15,229,561	26.67		263,458	2.27		15,493,019	22.55
Public and others		7,392,590	12.96		1,429,071	12.29		8,821,661	12.84

Total	￦	57,095,894	100.00	￦	11,617,760	100.00	￦	68,713,654	100.00

(5) Global Medium-Term Note Program and CP programs

The Bank has been establishing the following programs regarding the issue of foreign currency bonds and CPs:

1)	Established on August 1, 1991, initially, and annually renewed, U.S. Shelf Registration to issue foreign bonds under the Securities and Exchange Commission rule of the United States of America with an issuance limit of USD 42.5 billion;

2)	Established on May 14, 1997, and May 16, 1997, initially, and annually renewed, CP program to issue CPs with issuance limits of USD 6 billion and USD 2 billion, respectively;

3)	Established on November 6, 1997, initially, and annually renewed, Euro Medium-Term Note Program to issue mid-to-long-term foreign currency bonds with an issuance limit of USD 25 billion;

4)	Established on February 13, 2008, initially, and renewed every year, MYR MTN program to issue Malaysian Ringgit-denoted bonds with issuance limits of MYR 4 billion.

5)	Established on June 20, 2008, initially, and annually renewed, Yen Shelf Registration to issue Samurai bond with an issuance limit of JPY 500 billion;

6)	Established on May 31, 2010, Australian Domestic Debt Issuance Program to issue Kangaroo bond with limit of AUD 4 billion;

7)	Established on January 17, 2011, and renewed every two years, Uridashi Shelf Registration to issue Uridashi bond with an issuance limit of JPY 500 billion.

(6)	Litigations

Details of pending litigations as of June 30, 2016 and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

	Filed by the Bank		Filed against the Bank
Number of lawsuits		5		10
Aggregated litigation value	￦	26,277	￦	137,681
Provision for litigation		—		14,816

(Dec. 31, 2015)

	Filed by the Bank		Filed against the Bank
Number of lawsuits		8		7
Aggregated litigation value	￦	92,905	￦	127,905

(7)	Written-off loans

The Bank manages written-off loans that have claims on debtors due to the statute of limitations, uncollected after write-off, etc. The written-off loans as of June 30, 2016, and December 31, 2015, are ￦1,331,308 million and ￦804,927 million, respectively.

37. TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Related parties consist of entities related to the Bank, postemployment benefits, a key management personnel and a close member of that person’s family, an entity controlled or jointly controlled and an entity influenced significantly.

(1) Details of related parties as of June 30, 2016, are as follows:

Detail	Relationship	Percentage of ownership (%)
Parent:
Korean government	Parent	69.95
Subsidiaries and associates:
KEXIM Bank UK Limited	Subsidiary	100.00
PT.KOEXIM Mandiri Finance	Subsidiary	85.00
KEXIM Vietnam Leasing Co.	Subsidiary	100.00
KEXIM Asia Limited	Subsidiary	100.00
Korea Asset Management Corporation,	Associate	25.86
Credit Guarantee and Investment Fund	Associate	14.28
Korea Marine Guarantee Incorporated Company	Associate	40.07
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.	Associate	70.71
DAESUN Shipbuilding & Engineering Co., Ltd.	Associate	67.27
EQP Global Energy Infrastructure PEF	Associate	22.64
KTB Newlake Global Healthcare PEF	Associate	25.00

(2) Significant balances of receivables, payables and guarantees with the related parties

1) Significant balances of receivables and payables with the related parties as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

Detail	Receivables		Allowance/ provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited,	￦	124,206	￦	—	￦	26
PT.KOEXIM Mandiri Finance		134,234		223		—
KEXIM Vietnam Leasing Co.		139,546		209		—
KEXIM Asia Limited		152,888		—		31
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., LTD.		1,490,045		421,849		—
DAESUN Shipbuilding & Engineering Co., Ltd.		387,825		229,047		—

Total	￦	2,428,744	￦	651,328	￦	57

(December 31, 2015)

Detail	Receivables		Allowance/ Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited,	￦	152,955	￦	—	￦	96
PT.KOEXIM Mandiri Finance		137,226		227		—
KEXIM Vietnam Leasing Co		144,511		216		—
KEXIM Asia Limited		137,505		—		24
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., LTD.		1,355,111		332,542		—
DAESUN Shipbuilding & Engineering Co., Ltd.		383,889		238,202		—

Total	￦	2,311,197	￦	571,187	￦	120

2) Guarantees provided to the related parties as of June 30, 2016, and December 31, 2015, are as follows (Korean won in millions):

(June 30, 2016)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited,	￦	104,823	￦	—	￦	244,587	￦	16,306
PT.KOEXIM Mandiri Finance		—		—		40,765		—
KEXIM Vietnam Leasing Co.		—		—		11,647		—
KEXIM Asia Limited		—		—		31,447		52,994
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		749,222		264,761		223,000		—
DAESUN Shipbuilding & Engineering Co., Ltd.		122,752		52,157		13,671		—

Total	￦	976,797	￦	316,918	￦	565,117	￦	69,300

(December 31, 2015)

Detail	Confirmed guarantees		Unconfirmed guarantees		Loans commitments		Other commitments
Subsidiaries:
KEXIM Bank UK Limited,	￦	105,480	￦	—	￦	216,820	￦	21,096
PT.KOEXIM Mandiri Finance		—		—		41,020		—
KEXIM Vietnam Leasing Co.		—		—		11,720		—
KEXIM Asia Limited		—		—		49,224		53,326
Associate:
SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		993,078		413,211		223,000		—
DAESUN Shipbuilding & Engineering Co., Ltd.		132,137		117,319		30,372		—

Total	￦	1,230,695	￦	530,530	￦	572,156	￦	74,422

(3) Profit and loss transactions with related parties

Profit and loss transactions with related parties for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

Detail	Related party	2016						2015
		Revenue		Bad debt expenses		Expenses		Revenue		Bad debt expenses		Expenses
Subsidiaries	KEXIM Bank UK Limited	￦	1,168	￦	—	￦	115	￦	1,527	￦	—	￦	256
	PT.KOEXIM Mandiri Finance		745		(4)		—		511		5		—
	KEXIM Vietnam Leasing Co.		805		(7)		—		544		10		—
	KEXIM Asia Limited		1,104		—		213		805		—		137
Associate	SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		13,876		101,983		101		13,381		67,029		38
	DAESUN Shipbuilding & Engineering Co., Ltd		3,575		(2,592)		—		3,244		1,724		—

	Total	￦	21,273	￦	99,380	￦	429	￦	20,012	￦	68,768	￦	431

(4) Money dealing with related parties

Money dealing with related parties for six months ended June 30, 2016, and for the year ended December 31, 2015, is as follows (Korean won in millions):

Detail	Related party	2016				2015
		Financing transaction				Financing transaction
		Loan		Collection		Loan		Collection
Subsidiaries	KEXIM Bank UK Limited	￦	113,113	￦	142,980	￦	353,807	￦	375,272
	PT.KOEXIM Mandiri Finance		138,773		141,046		373,955		385,320
	KEXIM Asia Limited		204,784		172,750		217,114		215,599
Associate	SUNGDONG Shipbuilding & Marine Engineering Co., Ltd.		—		—		797,000		310,000
	DAESUN Shipbuilding & Engineering Co., Ltd.		16,701		12,644		20,819		—

	Total	￦	473,371	￦	469,420	￦	1,762,695	￦	1,286,191

(5) Details of compensation for key executives for the six months ended June 30, 2016 and 2015, are as follows (Korean won in millions):

Detail	2016		2015
Salaries	￦	1,009	￦	1,869
Severance and retirement benefits		84		249

Total	￦	1,093	￦	2,118

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first half of 2016 was 3.0% at chained 2010 year prices, as aggregate private and general government consumption expenditures increased by 3.0%, gross domestic fixed capital formation increased by 4.3% and exports of goods and services increased by 1.3%, each compared with the corresponding period of 2015.

Prices, Wages and Employment

The inflation rate was 1.0% in the first quarter of 2016 and 0.9% in the second quarter of 2016. The unemployment rate was 4.3% in the first quarter of 2016 and 3.8% in the second quarter of 2016.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 1,970.4 on June 30, 2016, 2,016.2 on July 31, 2016, 2,034.7 on August 31, 2016, 2,043.6 on September 30, 2016 and 2,033.7 on October 12, 2016.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,164.7 to US$1.00 on June 30, 2016, Won 1,125.7 to US$1.00 on July 31, 2016, Won 1,118.5 to US$1.00 on August 31, 2016. Won 1,096.3 to US$1.00 on September 30, 2016 and Won 1,117.2 to US$1.00 on October 12, 2016.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic recorded a current account surplus of approximately US$50.0 billion in the first half of 2016. The current account surplus in the first half of 2016 decreased slightly from the current account surplus of US$50.4 billion in the corresponding period of 2015, as the impact of a deficit of US$0.7 billion from the income account in the first half of 2016 compared to a surplus of US$2.3 billion in the corresponding period of 2015 and an increase in deficit from the services account to US$8.3 billion in the first half of 2016 from US$7.5 billion in the corresponding period of 2015 was mostly offset by an increase in surplus from the goods account to US$61.0 billion in the first half of 2016 from US$57.9 billion in the corresponding period of 2015.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$49.3 billion in the first half of 2016. Exports decreased by 9.9% to US$241.8 billion and imports decreased by 13.4% to US$192.5 billion from US$268.5 billion of exports and US$222.3 billion of imports, respectively, in the corresponding period of 2015.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$377.8 billion as of September 30, 2016.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-212164.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

Floating Rate Notes

The Floating Rate Notes are initially limited to US$             aggregate principal amount. The Floating Rate Notes will mature on                     , 20     (the “Floating Rate Notes Maturity Date”). The Floating Rate Notes will bear interest for each Interest Period (as defined below) at the rate equal to Three-Month USD LIBOR plus         % per annum, payable quarterly in arrears on                     ,                     ,                      and                      of each year (each a “Floating Rate Notes Interest Payment Date”). The first interest payment on the Floating Rate Notes will be made on                     , 2017 in respect of the period from (and including)                     , 2016 to (but excluding)                     , 2017. Interest on the Floating Rate Notes will accrue from                     , 2016. If any Floating Rate Notes Interest Payment Date or the Floating Rate Notes Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day (except that if such next business day is in the next calendar month, then that Floating Rate Notes Interest Payment Date or the Floating Rate Notes Maturity Date will be the immediately preceding day that is a business day), with the same force and effect as if made on the Floating Rate Notes Interest Payment Date or the Floating Rate Notes Maturity Date (as the case may be). The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Floating Rate Note at the close of business on the fifteenth day (whether or not a business day) preceding an Interest Payment Date for such Floating Rate Note. Interest on the Floating Rate Notes will be computed on the basis of the actual number of days in the applicable Interest Period (as defined herein) divided by 360. We will make principal and interest payments on the Floating Rate Notes in immediately available funds in U.S. dollars.

The term “Three-Month USD LIBOR” means, with respect to any Interest Determination Date (as defined below):

(a) the rate for three-month deposits in United States dollars commencing on the second London Banking Day (as defined below) succeeding the Interest Determination Date, that appears on the Reuters Page LIBOR01 (as defined below) as of 11:00 a.m., London time, on the Interest Determination Date; or

(b) if no rate appears on the particular Interest Determination Date on the Reuters Page LIBOR01, the rate calculated by the Calculation Agent (as defined below) as the arithmetic mean of at least two offered quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the Calculation Agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London Banking Day (as defined below) succeeding the Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York time, on the particular Interest Determination Date by three major banks in The City of New York selected by the Calculation Agent for loans in United States dollars to leading European banks for a period of three months commencing on the second London Banking Day succeeding the Interest Determination Date, and in a principal amount that is representative for a single transaction in United States dollars in that market at that time; or

(d) if the banks so selected by the Calculation Agent are not quoting as mentioned in clause (c), Three-Month USD LIBOR in effect immediately prior to the particular Interest Determination Date.

“Reuters Page LIBOR01” means the display on Reuters (or any successor service) on such page (or any other page as may replace such page on such service) or such other service or services as may be nominated by the ICE Benchmark Administration Limited or any successor thereof as the information vendor for the purpose of displaying the London interbank rates of major banks for United States dollars.

“London Banking Day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London, England.

“Interest Determination Date” for any Interest Period will be the second London Banking Day preceding the first day of such Interest Period.

“Interest Period” refers to the period from (and including) October 21, 2016 to (but excluding) the first Floating Rate Notes Interest Payment Date and each successive period from (and including) a Floating Rate Notes Interest Payment Date to (but excluding) the next Floating Rate Notes Interest Payment Date.

The Bank of New York Mellon will serve as the “Calculation Agent” for the Floating Rate Notes. In the absence of willful default, bad faith or manifest error, the Calculation Agent’s determination of Three-Month USD LIBOR and its calculation of the applicable interest rate for each Interest Period will be final and binding. The Calculation Agent will make available the interest rates for current and preceding Interest Periods by delivery of such notice through such medium as is available to participants in DTC, Euroclear and Clearstream, or any successor thereof, and in accordance with such applicable rules and procedures as long as the Floating Rate Notes are held in global form. In the event that the Floating Rate Notes are held in certificated form, the interest rates for current and preceding Interest Periods will be published in the manner described below under “—Notices”. We have the right to replace the Calculation Agent with the London office of another leading commercial bank or investment bank in New York or London. If the appointed office of the Calculation Agent is unable or unwilling to continue to act as the Calculation Agent or fails to determine the interest rate for any Interest Period, we have a duty to appoint the London office of such other leading commercial bank or investment bank in New York or London as may be approved in writing by the fiscal agent.

Fixed Rate Notes

The 2019 Notes are initially limited to US$750,000,000 aggregate principal amount, the 2021 Notes are initially limited to US$300,000,000 aggregate principal amount and the 2027 Notes are initially limited to US$700,000,000 aggregate principal amount. The 2019 Notes will mature on October 21, 2019 (the “2019 Notes Maturity Date”), the 2021 Notes will mature on October 21, 2021 (the “2021 Notes Maturity Date”) and the 2027 Notes will mature on April 21, 2027 (the “2027 Notes Maturity Date”, and together with the 2019 Notes Maturity

Date and the 2021 Notes Maturity Date, the “Fixed Rate Notes Maturity Dates”). The 2019 Notes will bear interest at a rate of 1.500% per annum, the 2021 Notes will bear interest at a rate of 1.875% per annum and the 2027 Notes will bear interest at a rate of 2.375% per annum, in each case payable semi-annually in arrears on April 21 and October 21 of each year (each a “Fixed Rate Notes Interest Payment Date”). The first interest payment on the Fixed Rate Notes will be made on April 21, 2017 in respect of the period from (and including) October 21, 2016 to (but excluding) April 21, 2017.

Interest on the Fixed Rate Notes will accrue from October 21, 2016. If any Fixed Rate Notes Interest Payment Date or any Fixed Rate Notes Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on the Fixed Rate Notes Interest Payment Date or the Fixed Rate Notes Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a Fixed Rate Note at the close of business on the fifteenth day (whether or not a business day) preceding such Fixed Rate Interest Payment Date. Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Fixed Rate Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that we issue the Notes in definitive form in the limited circumstances set forth in the accompanying prospectus, we will appoint and maintain a paying agent in Singapore, where the certificates representing Notes may be presented or surrendered for payment or redemption (if required). In addition, an announcement of such issue will be made through the SGX-ST. Such announcement will include all material information with respect to the delivery of the definitive Notes, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus as supplemented below.

Inheritance Tax and Gift Tax

If you die while domiciled in Korea or had resided in Korea continuously for at least 183 days immediately prior to the death, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled or whether you have resided in Korea continuously for at least 183 days immediately prior to the death when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where the donee or you are domiciled or whether the donee or you have resided in Korea continuously for at least 183 days immediately prior to the gift or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

Under Korean inheritance and gift tax laws, debt securities issued by Korean companies are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

United States Tax Considerations

Stated interest on the Notes will be treated as qualified stated interest for U.S. federal income tax purposes. Under certain circumstances as described under “Taxation—Korean Taxation” in this prospectus supplement and the accompanying prospectus, a U.S. holder may be subject to Korean withholding tax upon the sale or other disposition of Notes. A U.S. holder eligible for benefits of the Korea-U.S. tax treaty, which exempts capital gains from tax in Korea, would not be eligible to credit against its U.S. federal income tax liability any such Korean tax withheld. U.S. holders should consult their own tax advisers with respect to their eligibility for benefits under the Korea-U.S. tax treaty and, in the case of U.S. holders that are not eligible for treaty benefits, their ability to credit any Korean tax withheld upon sale of the Notes against their U.S. federal income tax liability.

For a discussion of additional U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated October 13, 2016 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of the Underwriters	Principal Amount of Floating Rate Notes		Principal Amount of 2019 Notes		Principal Amount of 2021 Notes		Principal Amount of 2027 Notes
ANZ Securities, Inc.	US$	104,022,000	US$	104,555,000	US$	41,974,000	US$	94,886,000
Crédit Agricole Corporate and Investment Bank		104,022,000		104,555,000		41,974,000		94,886,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		104,022,000		104,555,000		41,974,000		94,886,000
Mizuho Securities USA Inc.		104,022,000		104,555,000		41,974,000		94,886,000
Morgan Stanley & Co. International plc		104,022,000		104,555,000		41,974,000		94,886,000
Société Générale		104,022,000		104,555,000		41,974,000		94,886,000
UBS AG Hong Kong Branch		104,022,000		104,555,000		41,974,000		94,886,000
Samsung Securities Co., Ltd.		21,846,000		18,115,000		6,182,000		35,798,000
KEXIM Bank (UK) Limited		—		—		—		—

	US$	750,000,000	US$	750,000,000	US$	300,000,000	US$	700,000,000

KEXIM Bank (UK) Limited, one of the underwriters, is our affiliate and has agreed to offer and sell the Notes only outside the United States to non-U.S. persons.

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of such series.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

Each of the Floating Rate Notes, the 2019 Notes, the 2021 Notes and the 2027 Notes are a new class of securities with no established trading market. Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Stabilizing Manager”) or any person acting on its behalf, on behalf of the Underwriters, may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Manager may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Manager commences any of these transactions, it may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds from our Floating Rate Notes is US$747,750,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with the Floating Rate Notes offering are estimated to be US$50,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Floating Rate Notes.

The amount of net proceeds from our 2019 Notes is US$745,387,500 after deducting underwriting discounts but not estimated expenses. Expenses associated with the 2019 Notes offering are estimated to be US$50,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the 2019 Notes.

The amount of net proceeds from our 2021 Notes is US$297,792,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with the 2021 Notes offering are estimated to be US$50,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the 2021 Notes.

The amount of net proceeds from our 2027 Notes is US$693,385,000 after deducting underwriting discounts but not estimated expenses. Expenses associated with the 2027 Notes offering are estimated to be US$50,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the 2027 Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about October 21, 2016, which we expect will be the sixth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next two succeeding business days, because the Notes will initially settle in T+6, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended); it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made under that Ordinance.

Singapore

Each Underwriter has severally represented and agreed that this prospectus supplement and the accompanying prospectus have not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”).

Accordingly, each Underwriter severally represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of, the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each Underwriter further has severally represented and agreed to notify (whether through the distribution of this prospectus supplement and the accompanying prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased Notes from or through that Underwriter, namely a person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in section 276(7) of the SFA; or

(5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Shin & Kim, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell LLP, New York, New York. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Davis Polk & Wardwell LLP may rely as to matters of Korean law upon the opinion of Shin & Kim.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our authorized share capital is ￦15,000 billion. As of June 30, 2016, our paid-in capital was ￦9,378 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and President on September 22, 2016. On September 30, 2016, we filed our report on the proposed issuance of the Notes with the Ministry of Strategy and Finance of Korea.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1580, 100 F Street N.E., Washington, D.C. 20549, United States.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	CUSIP	ISIN
Floating Rate Notes	302154 CE7	US302154CE71
2019 Notes	302154 CD9	US302154CD98
2021 Notes	302154 CF4	US302154CF47
2027 Notes	302154 CG2	US302154CG20

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

Global Finance Americas

101 Barclay St, 4E

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Shin & Kim	Cleary Gottlieb Steen & Hamilton LLP
8th Floor, State Tower Namsan, 100 Toegye-ro, Jung-gu, Seoul 04631 Korea	c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell LLP

c/o 18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542